04046163

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Superior Plus Income Fund

*CURRENT ADDRESS Suite 3408 Canterra Tower
400-3 Avenue S.W.
Calgary, Alberta T2P 4H2

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 17 2004
THOMSON
FINANCIAL

FILE NO. 82- 34838 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]
DAT : 11/16/04

Cultivating Value. Trustworthy Assets. Superior Returns.



Superior Plus
Income Fund

ANNUAL REPORT 2003

Cultivating Value. Trustworthy Assets. Superior Returns.

The Superior Plus Income Fund was established in 1996 and has been highly successful in increasing value for its Unitholders. Superior returns are generated from three stable businesses with low operating risk profiles. Superior Propane is Canada's largest distributor of propane, related products and services. ERCO Worldwide is a leading supplier of chemicals and technology for the pulp and paper and water treatment industries. Superior Energy Management was established in 2002 to provide natural gas services, predominantly to the commercial and industrial markets in Ontario. Superior Plus is committed to continue to grow distributions to Unitholders by prudently managing its businesses; by taking advantage of growth opportunities within each of its businesses; and by acquiring additional trustworthy assets over time.

SPF.UN

(millions of dollars except per trust unit values)	2003	Years Ended December 31 2002	2001	2000	1999
Distributable cash flow	145.4	90.6	78.3	72.5	63.0
Distributable cash flow per trust unit	$ 2.45 (1)	$ 1.93	$ 1.71	$ 1.58	$ 1.38
Average number of trust units outstanding (millions)	59.4	46.9	45.8	45.8	45.8

Distributable cash flow and operating distributable cash flow which are used throughout this document, are terms used in accordance with the definitions contained in Note 1 to the Consolidated Financial Statements. This measure does not have a standardized meaning prescribed by generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other companies. Distributable cash flow cannot be assured.

(1) $2.34 per trust unit after adjustment for one-time impact of $0.11 per trust unit related to the timing of the issue of trust units resulting from the internalization of management agreements.

Distributable Cash Flow
($ per trust unit)



2.50
2.00
1.50
1.00
0.50
0
1.15
1.24
1.34
1.38
1.58
1.71
1.93
2.34
2.45 (1)
1996F
1997
1998
1999
2000
2001
2002
2003

RELATIVE PERFORMANCE

(Total return assumes re-investment of distributions)
October 8, 1996 to December 31, 2003 (October 8, 1996 = 100)


500
400
300
200
100
0
Superior Plus Income Fund Total Return
Return 372%
Annualized 24%
Scotia Capital Income Trust Index
Return 150%
Annualized 14%
S&P/TSX Composite Total Return Index
Return 70%
Annualized 8%
Oct-1996
Apr-1997
Oct-1997
Apr-1998
Oct-1998
Apr-1999
Oct-1999
Apr-2000
Oct-2000
Apr-2001
Oct-2001
Apr-2002
Oct-2002
Apr-2003
Oct-2003
Dec-2003

The initial public offering on October 8, 1996 was priced at $10.95 per trust unit. On December 31, 2003, the trust units closed on the TSX at $25.66, more than double their original value. Cumulative cash distributions totalled $11.44 per trust unit over that time, rewarding initial investors with a total return of 372%, or 24% on an annualized basis. In comparison, the Scotia Capital income trust index posted a total return of 14% on an annualized basis and the S&P/TSX composite total return index of 8% over the same period.

CONTENTS



SUPERIOR PLUS MANAGEMENT TEAM
Back row, left to right: Geoff Mackey, President and Chief Executive Officer; Gerry Haggarty, President, Superior Energy Management. Front row, left to right: Mark Schweitzer, Executive Vice-President, Corporate Development and Chief Financial Officer; John Cooper, President, Superior Propane; Grant Billing, Executive Chairman; Paul Timmons, President, ERCO Worldwide.

2003 was a year of significant change for Superior Plus and its Unitholders. It was also a very active year, in which your Fund achieved the continued growth and prosperity it has demonstrated since inception in 1996. Major events driving the growth in value were:

- changed name to Superior Plus to signify the addition of two new businesses alongside the propane distribution business;
- full year benefit of the acquisition of ERCO Worldwide;
- internalized the management agreements, financed with 100% equity;
- strengthened the balance sheet with US$160 million of term debt at attractive rates and expanded banking facilities;
- acquired Albchem pulp chemical business, financed principally with equity;
- growing contributions from the natural gas retailing business; and
- strengthened corporate governance and simplified the trust structure.

Exceptional profitability and growth

Distributable cash flow reached a record $2.45 per trust unit, compared with $1.93 per trust unit generated in 2002. After adjusting $0.11 for the one-time impact of the timing of the issue of units resulting from the internalization of management agreements, distributable cash flow reached $2.34 per trust unit, an increase of 21% over the prior year. The management internalization transaction was completed in May 2003, eliminating management incentive fees for the full year, whereas the trust units issued in conjunction with the transaction were outstanding for only part of the year.

Our diversified operations with strong competitive positions in mature industries that are operated by experienced management, together with our financial strength and sound growth strategy, remain key components for continued success in 2004 and beyond.

Prior to 2003, efficiency savings from the merger of Superior Propane and ICG Propane had been the catalyst for increased distributions. The propane retailing business contributed $108.7 million in operating distributable cash flow and

Seven years of growth
Distributable cash flow increased for the seventh consecutive year.



Vancouver, B.C. sodium chlorate plant.

continues to provide a solid foundation for stable returns. Superior Propane is considering opportunities to grow specific customer lines and to pursue acquisitions that complement its operational profile.

On December 19, 2002, we acquired ERCO Worldwide, our pulp chemicals business. It posted solid 2003 operating results, meeting our expectations and adding $77.4 million of operating distributable cash flow. ERCO's highlight was the acquisition of Albchem Holdings Ltd. in October 2003 for $122.8 million. The addition of Albchem raised ERCO Worldwide's annual sodium chlorate capacity to 580,000 metric tonnes, making it the largest sodium chlorate producer in North America with an estimated market share of 29%. The acquisition is expected to continue to be beneficial to Unitholders in 2004 and supports ERCO's growth strategy to serve the growing Asian bleached pulp market. It also allows ERCO to capitalize on its technical strength and provides added operational flexibility to supply products and services to its customers more efficiently.

Superior Energy Management gained momentum in 2003, its first full year of operation, taking advantage of opportunities to service the commercial, light industrial, and residential natural gas market in Ontario and contributing $3.4 million to distributable cash flow. Natural gas retailing is a stable, profitable, contract-based business with low capital requirements. It is complementary to the propane distribution business and is positioned to accelerate its contributions to distributable cash flow over time.

On the corporate side, Unitholders gave strong support in May to internalize the management structure. With the rapid value growth profile of the Fund, it was necessary and timely to eliminate the management incentive fee going forward. As a result of the transaction, our interests as management continue to be well aligned with those of Unitholders and we remain committed to our long-term strategy and vision. The internalization was pivotal in allowing the Fund to simplify its structure and improve its corporate governance practices, as described in detail on page 7 of this annual report. As a result, Superior Plus has the foundation and structure to remain a top performing, large cap trust.

Reducing business risk
Superior's three businesses provide sound diversification, reducing the Fund's overall business risk.

Strategy for success
Our financial strength and growth strategy are key components for continued success.



One of our top focuses and priorities is to maintain a strong balance sheet, providing consistent access to capital. During 2003, we successfully accessed equity markets twice, issuing a total of 9.35 million trust units for net proceeds of $189.1 million. During the third quarter, we completed the refinancing of the ERCO acquisition with a US$160 million term-debt issue and expanded our bank facilities by 75% to $245 million. This provides us with excellent flexibility and puts us in a very strong financial position to continue to execute our business plans and growth strategies.

Cultivating long-term value

Our business strategy remains unchanged and the outlook for 2004 looks bright. Each of our businesses has opportunities for value growth. In addition, our sound diversification strategy reduces the overall business risk and provides a solid foundation from which we can further cultivate value by acquiring other trustworthy assets that possess the following criteria: ➤ established businesses; ➤ low operating risk profiles; ➤ strong competitive positions; ➤ experienced management capabilities; ➤ stable and sustainable cash flows; ➤ visible value growth potential.

Our strategy is supported by our Board of Directors whom we thank for their trust and guidance. We would like to acknowledge and express our appreciation to John Burns, Q.C. for his contribution and counsel as past trustee/director of Superior Plus. We also have the good fortune to welcome Peter Valentine as a new director to the Board. Finally, we thank our employees for their dedication and commitment. Superior Plus has become a household name as one of Canada's top performing income funds and we are confident that our strategy will continue to deliver long-term value for our Unitholders.

"Signed"

Grant D. Billing
Executive Chairman

"Signed"

Geoffrey N. Mackey
President and
Chief Executive Officer

March 2, 2004

SUPERIOR PLUS BOARD OF DIRECTORS



Grant D. Billing
Executive Chairman of the Board,
Calgary, Alberta

Executive Chairman of the Board since 1998 and director since 1994. He was previously President and CEO of Norcen Energy Resources Limited (Norcen) 1994-1998. Mr. Billing also serves as Chairman of the Board of Provident Energy Trust.



Robert J. Engbloom, Q.C. (2)
Calgary, Alberta

Partner, Macleod Dixon LLP and director since 1996.



Norman R. Gish (1)
Calgary, Alberta

President, Gish Consulting Inc., director since October 2003 and trustee of the Fund 2000-2003. He was previously Chairman, President and CEO of Alliance Pipeline Ltd. and also served as Chairman of ICG Propane Inc. (ICG) 1998-2000.



Peter A.W. Green (2)
Lead Director,
Campbellville, Ontario

Chairman, Frog Hollow Group, international business advisor and Chairman of Patheon Inc. Mr. Green has been a director since 1996 and also served as Chairman and trustee of the Fund 1996 to 2003.



Allan G. Lennox (2)
Calgary, Alberta

Principal, AG Lennox & Associates, human resource consultant and director since 1996.



James S.A. MacDonald (2)
Toronto, Ontario

Chairman and Managing Partner, Enterprise Capital Management Inc., an investment management company and director since 2000. He also served on the Superior Plus Board during 1998. From 1998 to 2000 he served as a director of ICG.



Geoffrey N. Mackey
Calgary, Alberta

President and CEO of Superior Plus and director since September 2000 and 1996-1997. From 1998-2000 he served as director, President and CEO of ICG. Previously, he was VP, Human Resources and Administration at Norcen.



David P. Smith (1)
Toronto, Ontario

Managing Partner, Enterprise Capital Management Inc., and director since 1998. Mr. Smith is a chartered financial analyst and has 15 years' experience in corporate finance. He has served in director and senior vice-president roles with Richardson Greenshields of Canada and ScotiaMcLeod Inc.



C. Peter Valentine (1)
Calgary, Alberta

Chartered Accountant and director since January 30, 2004. He serves as senior advisor to the President and CEO of the Calgary Health Region. Mr. Valentine served as Auditor General of Alberta 1995-2002 and held various senior accounting, audit and advisory positions with KPMG over a 37-year period.

(1) Member of Audit Committee
(2) Member of Governance and Human Resources Committee

The Board of Directors of Superior Plus is responsible for overseeing the administration and affairs of the Fund and for managing the business of the company. Of the nine board members, only Grant Billing, Executive Chairman and Geoff Mackey, President and Chief Executive Officer are inside directors. Peter Green serves as Lead Director to ensure greater independence of the Board from management.

On October 7, 2003, Unitholders overwhelmingly supported the corporate governance reorganization that simplified and streamlined the structure of Superior Plus. Computershare Trust Company of Canada was appointed as corporate trustee of the Fund and the previous trustees became members of the Board, which is directly elected by Unitholders. Following the reorganization, the Board further improved its governance system to be consistent with applicable guidelines, requirements and new developments on corporate governance and disclosure and to generally reflect best practices. Superior Plus' statement of corporate governance practices is included in the Information Circular dated March 2, 2004.

The Board and management consider good corporate governance to be central to the effective and efficient operation of Superior Plus. They are committed to reviewing and adapting the governance system from time to time to ensure that it meets our changing needs, and as the regulatory framework continues to evolve. In order to effectively execute its mandate, the Board established governance guidelines and has two committees: the Audit Committee and the Governance and Human Resources Committee.

Audit Committee

The Audit Committee consists of three outside directors, Messrs. Smith (Chairman), Gish and Valentine, all of whom are independent and "financially literate". The Audit Committee reviews with management and the external auditors, and recommends to the Board for approval, the annual and interim financial statements of Superior Plus, the reports of the external auditors thereon and related financial reporting, including management's discussion and analysis and financial press releases. The Committee reviews and oversees, in conjunction with the external auditors and

Improved governance
The corporate governance reorganization in 2003 has simplified and streamlined the structure of Superior, making its governance system more transparent.

High standards
The Board's commitment is to ensure that Superior continues to carry out high standards of corporate governance.

management, audit plans and procedures and meets with the auditors independent of management at each quarterly meeting. It is responsible for reviewing auditor independence, approving all non-audit services, and reviewing and making recommendations to the Board on internal control procedures and management information systems. In addition, the Committee is responsible for assessing and reporting to the Board on financial risk management positions.

Governance and Human Resources Committee

The Governance and Human Resources Committee consists of four outside directors, Messrs. Green (Chairman), Engbloom, Lennox, and MacDonald, all of whom are independent except for Mr. Engbloom, who, under pending securities rules, would be deemed not to be independent because he is a partner of a law firm that provides legal services to Superior Plus. The Governance and Human Resources Committee has the overall responsibility for reviewing the corporate governance practices and assessing the functioning and effectiveness of the Board, its committees and individual members. It is also responsible for recommending to the Board suitable candidates for director positions. In fulfilling its mandate, the Committee monitors developments in corporate governance issues and best practices among major Canadian companies to be satisfied that Superior Plus continues to carry out high standards of corporate governance. The Committee also has oversight responsibilities for the Company's human resources policies and procedures, including its compensation and incentive programs, and its pension policies and practices. It reviews the adequacy and form of compensation for directors and senior management and assesses senior management's performance and succession plans.

At meetings of either committee, the members hold an in-camera session without management present. The Charters of the Audit Committee and the Governance and Human Resources Committee can be found on our Website at www. superiorplus.com.


Superior
Propane

Superior Propane

Annual Sales Volume Litres of propane (billions)	1.6
Number of Customers	300,000
Number of Employees	1,800
Operating Distributable Cash Flow (millions of dollars)	**108.7**

ERCO Worldwide

Annual Chemical Sales Volume Metric tonnes (thousands)	574
Number of Customers	120
Number of Employees	420
Operating Distributable Cash Flow (millions of dollars)	**77.4**

Superior Energy Management

Annual Sales Volume Gigajoules of natural gas (millions)	20.9
Number of Customers	10,800
Number of Employees	23
Operating Distributable Cash Flow (millions of dollars)	**3.4**

Diverse customer base

We have been in business for 53 years serving a customer base of approximately 300,000. The largest customer represents less than 2% of gross profit.

SUPERIOR PROPANE



SUPERIOR PROPANE MANAGEMENT TEAM
Left to right: Ken Rogers, Vice-President, Finance; Dave Balicki, Vice-President, Operations; Terry Gill, Vice-President, Human Resources; Greg Stewart, Vice-President, Business Services; John Cooper, President.

Moving forward

Operating distributable cash flow has increased substantially over the past five years, as we have optimized our operations and gained substantial cost savings from the integration of ICG. Our 2003 results were stable as we further refined our business model and internal processes to ensure efficient delivery of quality products and services at competitive prices. With business fundamentals firmly embedded, our key focus for 2004 and beyond is on growth.

Operations across Canada

1,800 dedicated people sold 1.6 billion litres of propane from a network of 53 markets operating from 153 locations. The top 10 markets contributed 42% of operating cash flow.

"Utility-like" operating risk

Propane price changes are generally passed on to the customer. We are well diversified both geographically and by end-use customer application, mitigating our exposure to weather and economic fluctuations.



Q: What is your market position and how do you differentiate your service from the competition?

A: We are the fifth largest propane retailer in North America by sales volume with an estimated Canadian market share of 50-55%. We compete with approximately 200 regional and local propane distributors and differentiate ourselves by providing "one-stop-shopping" options for propane energy. We offer a wide range of value-added services, including fixed-price fuel offerings, scheduled delivery programs, equipment sales and rentals, installation, repair, maintenance, and payment options. Customer support is provided 24/7 by two call centres. Our large scale and geographic diversity also provides competitive advantages with respect to delivery, procurement, and transportation infrastructure.

Q: How can the propane business be stable when your business is exposed to fluctuations in the economy and the weather?

A: While our cash flow has increased substantially over the last five years, gross profit from the propane retailing business has not deviated by more than 7% from the last five-year average. Approximately 50% of gross profit is related to economic activity and 50% is heating related. Our wide geographic and end-use diversification – serving customers across Canada – mitigates demand swings caused by regional weather and local economic fluctuations.

Q: How do you expect to grow sales in a mature propane market? Doesn't the demand for propane for use in commercial, industrial, residential and agricultural applications in Canada grow only marginally with the economy?

A: We plan to continue to improve delivery efficiency and customer service levels and broaden our product and service plan offerings. Our 2004 focus will be to grow residential and commercial sales and to further expand our fixed price offerings. In addition, we will explore opportunities to acquire businesses that fit within the operational profile of the propane distribution business and that benefit from our large and established sales, distribution and service infrastructure.

Expanded operations

We have been in business since the 1940s and serve about 120 loyal customers of which the largest 10 represent 59% of revenues. Annual production capacity reached 580,000 metric tonnes of sodium chlorate in 2003.

ERCO WORLDWIDE



Adding value

The pulp chemicals division has added substantial value. Operating results for 2003 were strong and gained momentum with the purchase of Albchem on October 1, 2003. The addition of two modern production facilities provides ERCO with further operating synergies. Our focus in 2004 will be on reducing costs, optimizing our production between facilities and improving transportation logistics to more efficiently service our customers. Going forward, we will continue to focus our growth strategies on the expanding Asia Pacific region.

Q: What is your market position and how do you differentiate your service from the competition?

A: We are North America's leading sodium chlorate producer by production capacity, with a market share of about 29%, and the largest supplier of chlorine dioxide generators worldwide with a market share of about 66%. Eight plants provide us with important operating diversification and flexibility that reduces risk and improves customer service capabilities. We also provide engineering design, equipment specification and procurement, on-site technical assistance, operator training and plant start-up services as well as ongoing 24/7 technical support and services, spare parts and licenses. In addition, ERCO is a leader in developing new generators and technology for the water treatment markets. Our technology is protected by over 250 patents. Providing technology not only enhances our relationship with customers, it also provides us with early access to new market trends.

Q: If the North American market is mature, how do you expect to increase sales?

A: We expect growth from sales to developing economic regions of the world, as they adopt elemental chlorine-free pulp bleaching standards and increase consumption of paper and related products. Our sales offices in Japan and China have strong relationships with pulp producers in that region. The acquisition of Albchem advanced our growth strategy to serve the growing Asian bleached pulp market. We are also the largest producer of sodium chlorite in North America, which is increasingly being used as an environmentally preferable disinfectant for industrial and municipal water treatment and other applications.

Eight strategically located plants Manufacturing plants are located in close proximity to key customers and major rail terminals. Access to a reliable supply of electricity and salt and the ability to adjust production across the facilities to optimize energy and transportation costs are key advantages.

Manufacturing – simple and safe Salt mixed with water forms a brine, which enters a reactor in which electrical energy converts the salt into sodium chlorate. This simple and safe manufacturing process and a low cost structure result in strong margins and consistent cash flow.



Saskatoon, Saskatchewan plant.



ERCO WORLDWIDE MANAGEMENT TEAM
Back row, left to right: John Engelen, Director, Finance and Systems; Sheila Burke, Director, Regulatory Affairs and External Relations; Paul Timmons, President; Bernie Ford, Director, Offshore Sales. Front row: Rick Finlay, Director, Human Resources; Ed Bechberger, Vice-President, Sales and Marketing; Jamie Betts, Vice-President, Manufacturing and Engineering; John Kamler, Vice-President, Business Development.

Q: Why does your sodium chlorate sales volume tend to be relatively insensitive to pulp commodity price trends?

A: A pulp mill needs sodium chlorate to make chlorine dioxide to produce white paper products. This only represents approximately 5% of the mill's manufacturing cost and the mill cannot produce bleached pulp without it. Although pulp prices are volatile, our sales volumes and commodity prices have been relatively stable over time.

A stable, profitable business Natural gas retailing is a contract-based business with low capital requirements and is complementary to the propane retailing business.

SUPERIOR ENERGY MANAGEMENT



SUPERIOR ENERGY MANAGEMENT TEAM
Left to right: Gerry Haggarty, President; Ed Kallio, Portfolio Manager; Gaetana Girardi, Director, Contract Administration and Customer Service; Garry Flood, Vice-President, Marketing and Sales; Tom Kelly, Risk Manager.

Accelerating growth

2003 marked our first full year of operations. We were successful in increasing our natural gas sales volumes ten-fold and developed a solid customer base. Profitability was achieved early in 2003 and operating distributable cash flow reached $3.4 million for the year. In addition, we established a sound business structure and systems that form the foundation to support our aggressive growth strategy for 2004 and beyond.

Ontario-based operations Our dedicated staff work with customers to reduce and control their energy costs by providing fixed natural gas pricing options for terms of up to five years.

Broad customer base Our focus is to predominantly serve the commercial and light industrial markets by providing customers with stable and predictable energy costs.



Q: Why do you focus on the commercial and light industrial market?

A: The market for natural gas users can be segmented into three customer types: large industrial, commercial and light industrial, and residential. Our main focus is on the commercial and light industrial market segments. Gas producers and wholesalers have focused on large customers, leaving the mid-sized market under-served. We provide these customers with the ability to budget their energy needs and offer fixed-price commodity contracts for up to five years, protecting them from commodity price swings. Our staff is experienced in assisting customers to find energy solutions. Superior Plus has strong brand recognition and has the required credit and supplier relationships to resource a diversified natural gas supply portfolio. This gives us a strong competitive advantage in the Ontario natural gas market.

Q: Do you see much future growth potential in the Ontario natural gas market?

A: The Ontario market still offers tremendous opportunities as approximately half of the Province's natural gas consumers have chosen fixed-price contracts to date. With the increased volatility of energy prices, customers are expected to increasingly choose a fixed-price option through marketers like Superior Energy Management. We are also increasing our focus on residential sales through direct marketing and online customer sign-ups.

Q: Are you looking at expanding into any other markets?

A: The commercial and light industrial fixed-price market has just opened in the Gaz Metro franchise in Quebec. This is a customer group that we have some experience in serving and we expect a favourable response from this market.

SELECTED HISTORICAL INFORMATION

SUPERIOR PROPANE

(millions of dollars except litres of propane sales margin amounts)	2003	Year Ended December 31 2002	2001	2000 (1)	1999 (1)
Litres of propane sold (millions)	**1,625**	1,688	1,733	2,058	2,078
Propane sales margin (cents per litre)	**15.5**	14.8	15.0	13.2	12.5
Gross profit (2)	**290.6**	290.2	300.7	321.7	306.5
Cash operating, administrative and tax costs	**178.4**	174.5	196.7	222.4	221.7
Cash generated from operations before changes in net working capital	**112.2**	115.7	104.0	99.3	84.8
Maintenance capital expenditures, net	**3.5**	3.0	4.1	7.1	7.5
Operating distributable cash flow	**108.7**	112.7	99.9	92.2	77.3

(1) Includes ICG's operations on a combined basis.
(2) Includes gross profit from other service revenues.

ERCO WORLDWIDE

(millions of dollars except thousands of metric tonnes and per metric tonnes amounts)	2003	Year Ended December 31 2002 (1)	2001 (1)	2000 (1)	1999 (1)
Total chemical sales (metric tonnes (MT))	**574.0**	543.8	538.4	539.7	509.5
Average chemical selling price (dollars per MT)	**573.0**	611.0	593.7	544.8	522.5
Revenues	**356.3**	361.9	351.8	338.6	308.2
Cost of goods sold	**183.3**	181.4	172.2	165.3	150.0
Gross profit	**173.0**	180.5	179.6	173.3	158.2
Cash operating and administrative costs	**89.2**	86.6	75.2	78.8	82.0
Cash generated from operations before changes in net working capital	**83.8**	94.0	104.4	94.5	76.2
Maintenance capital expenditures, net	**6.4**	12.7	11.1	11.5	9.9
Operating distributable cash flow	**77.4**	81.3	93.3	83.0	66.3

(1) ERCO Worldwide was acquired effective December 19, 2002. Prior year results are provided for comparison purposes.

SUPERIOR ENERGY MANAGEMENT

Superior Energy Management commenced commercial operations in October 2002. For financial information for the years 2002 and 2003 see Note 16 to the Consolidated Financial Statements.

Forward-looking Statements

Certain information included herein is forward-looking. Forward-looking statements, include, without limitation, statements regarding the future financial position, business strategy, budgets, litigation, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Superior Plus Income Fund (the "Fund"). Many of these statements can be identified by looking for words such as "believe," "expects," "expected," "will," "intends," "projects," "anticipates," "estimates," "continues" or similar words. The Fund believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described herein. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and the Fund does not undertake any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Organization and Structure

The Fund holds a 100% interest in Superior Plus Inc. ("Superior") consisting of investments in common share equity (the "Common Shares"), and $1.053 billion unsecured subordinated notes due October 1, 2026 that bear interest at a weighted average interest rate of 13.31% (the "Shareholder Notes"). The distributable cash flow of the Fund is solely dependent on the results of Superior and is derived from dividends or returns of capital on the Common Shares and interest earned on the Shareholder Notes. Superior generates its results from three operating divisions: a propane retailing business operating under the trade name Superior Propane (the "Propane Retailing Business" or "Superior Propane"); a pulp chemicals business operating under the trade name ERCO Worldwide (the "Pulp Chemicals Business" or "ERCO Worldwide"); and a natural gas retailing business operating under the trade name Superior Energy Management (the "Natural Gas Retailing Business" or "Superior Energy Management").

Cash Distributions

The Fund distributes to holders of trust units ("Unitholders"), interest earned on the Shareholder Notes and dividends or returns of capital declared on the Common Shares, after distributions to holders of Series 1 and Series 2 convertible unsecured subordinated debentures (the "Debentures") of the Fund ("Debentureholders"), and provision for administrative expenses and reserves of the Fund. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions. In recognition of the accretive nature of the management internalization transaction, the monthly distribution was increased in May 2003 from $0.16 per trust unit to $0.175 per trust unit. Effective with the March 2004 distribution, the Fund has increased its monthly distribution rate by an additional 6% to $0.185 per trust unit. Going forward, the Fund discontinued its practice of paying any remaining undistributed cash flow in respect of a fiscal year in the following year as part of its March distribution. This "top-up" distribution has been eliminated in favour of paying out, on a regular monthly basis, an increased proportion of expected sustainable distributable cash flow. The change in distribution practice is intended to increase the transparency of distributions paid to Unitholders and is more consistent with broader income fund distribution practices.

For income tax purposes, distributions paid in 2003 of $2.28 per trust unit are classified as other income of $1.5021 per trust unit, a return of capital of $0.0972 per trust unit and a dividend of $0.6807 per trust unit. A summary of cash distributions since inception and related tax information is posted on the "Investor Information" section of Superior's website at *www.superiorplus.com*. For 2004, approximately $2.00 per trust unit is expected to be distributed in the form of other income, $0.07 in the form of return of capital, with any remainder expected to be classified as a taxable dividend.

Distributable Cash Flow

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash flow from operations before changes in net working capital, after provision for maintenance capital expenditures, and distributions on the Debentures. Distributions to Debentureholders are accounted for on an accrual basis. See Note 1 to the Consolidated Financial Statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before interest expense and distributions on the Debentures. It is also a non-GAAP measure and is used by management to assess the performance of the businesses.

Distributable cash flow reached a record $145.4 million or $2.45 per trust unit, compared to $90.6 million or $1.93 per trust unit generated in 2002. After adjusting for the $0.11 per trust unit one-time impact related to the timing of the issue of trust units resulting from the internalization of the management agreements, distributable cash flow reached $2.34 per trust unit, an increase of 21% over the prior year. The management internalization transaction was completed in May of 2003, eliminating management incentive fees for the full year, whereas the trust units issued in conjunction with the transaction were outstanding for only part of the year. The 21% increase in distributable cash flow per trust unit reflects the ongoing accretive impact of the management internalization transaction and the benefits of Superior's diversification strategy, as a full year's contribution from ERCO Worldwide and Superior Energy Management outpaced slightly lower results of Superior Propane.

For 2003, Superior Propane contributed 57% of the Fund's operating distributable cash flow, ERCO Worldwide generated 41% and Superior Energy Management generated the remaining 2%. For 2004, ERCO Worldwide's relative contribution to operating distributable cash flow is expected to increase due to the full year impact of the Albchem acquisition. Superior Energy Management is also expected to generate a higher proportion of operating distributable cash flow due to anticipated organic growth in 2004. The Fund plans to continue its disciplined diversification strategy to acquire other businesses over time that have risk profiles appropriate for our income fund structure.

Net earnings were $5.1 million, compared to $68.8 million in 2002. The 2003 results were reduced by the one-time expense of $141.3 million ($92.5 million after tax) related to the management internalization transaction. The cost of the internalization transaction has been excluded from distributable cash flow due to its accretive nature. See "Corporate" for further details. After adjusting for the after-tax management internalization transaction charge, 2003 net earnings were $97.6 million, a $28.8 million or 42% increase over the comparable 2002 result, due to the same reasons which contributed to the increase in distributable cash flow. A more detailed discussion and analysis of the financial and operational results of the Fund's businesses is provided on the following pages.

Superior Propane

Condensed operating results for 2003, 2002 and the last five year average are provided in the following table. For detailed business segment results, see Note 16 to the Consolidated Financial Statements and page 16 of this Annual Report for selected historical information for the last five years.

SUPERIOR PROPANE – CONDENSED OPERATING RESULTS

	2003		2002		Last Five Year Average	
(millions of dollars except cents per litre amounts)	**$**	**¢/litre**	$	¢/litre	$	¢/litre
Gross profit						
Propane sales	**252.5**	**15.5**	250.4	14.8	258.7	14.1
Other services	**38.1**	**2.3**	39.8	2.4	43.2	2.3
Total gross profit	**290.6**	**17.8**	290.2	17.2	301.9	16.4
Less:						
Cash operating, administration and tax costs	**(178.4)**	**(10.9)**	(174.5)	(10.3)	(198.4)	(10.8)
Cash generated from operations before changes in net working capital	**112.2**	**6.9**	115.7	6.9	103.5	5.6
Maintenance capital expenditures, net	**(3.5)**	**(0.2)**	(3.0)	(0.2)	(5.1)	(0.3)
Operating distributable cash flow	**108.7**	**6.7**	112.7	6.7	98.4	5.3
Propane volumes sold (millions of litres)	**1,625**		1,688		1,836	

Operating distributable cash flow for Superior Propane was $108.7 million in 2003, a decrease of $4.0 million (4%) from 2002, primarily due to higher truck operating and equipment maintenance costs. Total gross profits of $290.6 million in 2003 were consistent with 2002 levels as the impact of lower heating and auto sales volumes and lower other services gross profit was offset by improved propane margins due to good margin management performance and an improved business mix.

Auto sales volumes in 2003 declined by 17% or 48 million litres from 2002 levels (auto sales volumes have declined by 15%-20% a year since the mid 1990s), and were concentrated in the Alberta and British Columbia market regions. This accounted for 77% of the 63 million litre decline in total propane sales volumes and a decrease in propane gross profits of $4.9 million. Lower heating sales volumes accounted for the remaining 23% or 15 million litres of the total propane sales volume decline and a decrease in propane gross profits of $4.4 million. Heating sales declined due to the closure of some mines, a reduction of sales to the lumber industry and were generally impacted by customer conservation, as average wholesale propane costs for the year were 50% higher than the prior year. Average temperatures across Canada were comparable to 2002 (5% colder than the last five year average). Approximately 50% of Superior Propane's sales volumes are to heating-related applications and 50% are related to economic activity levels.

Sales margins averaged 15.5 cents per litre in 2003, increasing 5% over 2002 due to an improved business mix with the decline in low margin auto propane sales and continued good margin management. The improvement in margins added $11.4 million to propane gross profits for the year. Wholesale propane prices which rose and fell very rapidly during the first quarter of 2003 were relatively stable throughout the balance of the year, as shown in the following chart. The extreme first quarter volatility made margin management more challenging. Sales margins typically decline during periods of rising propane commodity prices due to delays in passing on prices to customers and conversely, sales margins typically increase when propane commodity prices decline.

RELATIVE CHANGE IN WTI CRUDE OIL AND NATURAL GAS VS. SARNIA WHOLESALE PROPANE PRICES


300
250
200
150
100
50
(% change)
Sarnia Propane
WTI Crude Oil
Average Monthly Empress Natural Gas
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03

Gross profit generated from other services was $38.1 million in 2003, a decrease of 4% or $1.7 million from 2002 levels, due to reduced equipment and parts sales and decreased propane inventory storage gains.

Gross profits generated in 2003 were within 4% of the five year average and have not deviated by more than 7% in each of the last five years, reflecting Superior Propane's considerable operational and customer diversification. Superior Propane's operational risks are well distributed across its 53 market and 100 satellite locations, with the largest 10 markets representing approximately 42% of its operating cash flow. Superior Propane's customer base approaches 300,000 and is well diversified geographically and across end-use applications. Its largest customer contributed less than 2% of gross profits in 2003.

SUPERIOR PROPANE ANNUAL SALES VOLUMES AND GROSS PROFIT

by End Use Application

	Twelve Months Ended December 31			
	2003		**2002**	
Applications:	**Volume**	**GP**	Volume	GP
Residential	**205.9**	**67.2**	207.1	62.4
Commercial	**383.2**	**80.4**	397.0	78.3
Agricultural	**126.3**	**13.9**	126.2	15.1
Industrial	**671.0**	**66.9**	670.9	69.3
Automotive	**238.1**	**24.1**	286.6	25.3
Other Services		**38.1**		39.8
	1,624.5	**290.6**	1,687.8	290.2
Average margin	**15.5**		14.8	

by Region

	Twelve Months Ended December 31			
	2003		**2002**	
Regions:	**Volume**	**GP**	Volume	GP
Atlantic	**116.5**	**31.4**	109.5	28.4
Quebec	**298.6**	**51.2**	294.9	52.6
Ontario	**392.0**	**82.4**	401.6	81.4
Sask./Man.	**215.2**	**27.4**	222.0	29.9
Alberta/NWT/Yukon	**364.1**	**57.1**	425.3	61.6
B.C.	**238.1**	**41.1**	234.5	36.3
	1,624.5	**290.6**	1,687.8	290.2
Average margin	**15.5**		14.8	

Volume: Volume of propane sold (millions of litres).
GP: Gross Profit (millions of dollars).
Average margin: Average propane sales margin (cents per litre).

Cash operating, administrative and tax costs were $178.4 million in 2003, an increase of $3.9 million or 2% from the prior year. Higher truck fuel costs accounted for 58% of the overall increase in costs, as diesel prices followed the approximate 20% rise in average crude oil prices year over year. Increased equipment maintenance costs accounted for the other 42% of the cost increases due to higher tank and cylinder maintenance activities.

Net maintenance capital expenditures of $3.5 million were $0.5 million above 2002 levels as there was additional spending to relocate a market office in Quebec. Higher expenditures in other areas were offset by higher proceeds from the disposition of surplus properties and retired equipment. Net maintenance capital expenditures for 2004 are expected to rise to the $7 to $9 million range driven by increased fleet replacement requirements, as asset productivity improvements generated by the integration of ICG Propane ("ICG") have been fully realized. Work continues on customer routing optimization and other delivery initiatives to further improve asset productivity.

On March 31, 2003 the Competition Bureau confirmed that it would not appeal the Federal Court of Appeal decision of January 31, 2003 regarding the Superior/ICG merger, bringing this litigation process to a favourable conclusion. The Federal Court of Appeal confirmed that the Competition Tribunal properly followed the direction of the Federal Court of Appeal and correctly applied the facts of the case to the law, permitting the Superior/ICG merger on the basis that the efficiency gains for the merger are greater than and offset the effects of the potential lessening of competition.

Outlook

For 2004, Superior Propane's operating distributable cash flow is expected to be stable given the mature nature of the propane distribution industry, its leading market share in Canada, and the return to normal maintenance capital expenditure levels. With the completion of the ICG integration, Superior Propane is now focused on continuing to improve delivery efficiency and the broadening of product and service plan offerings. It is also exploring opportunities to acquire businesses that fit within the operational profile of the propane distribution business and leverage its large and established sales, distribution and service infrastructure.

Business Risks

Propane Demand, Supply and Pricing. Propane represents less than 2% of the overall Canadian energy market and is used in a wide range of applications, including residential, commercial, industrial, agricultural and automotive uses. Demand for traditional propane end-use applications is increasing marginally with general economic growth. Demand for automotive uses is presently declining at a rate of approximately 15 to 20% per year due to the development of more fuel-efficient and complicated engines which increase the cost of converting engines to propane and reduce the savings per kilometer driven. Reversal of this market trend will require increased support of governments and the original equipment vehicle manufacturers. Based on the most recently available industry data, it is estimated that on an annual basis, approximately 11.0 billion litres of propane are produced in Canada of which about 4.3 billion litres are consumed domestically. The remainder is exported, mainly to the United States. Superior Propane's supply is currently purchased from 14 propane producers in Canada. Superior Propane leases underground propane storage capacity in Marysville, Michigan and at Fort Saskatchewan, Alberta. Superior Propane accumulates a propane storage position during the summer months to provide it with further supply security and distribution capacity in periods of supply disruption and high demand in the winter season. Propane is mainly purchased under annual contracts as well as under short-term spot contracts, with pricing arrangements based on industry posted prices at the time of delivery. The retail propane business is a "margin-based" business where the level of profitability is largely dependent on the difference between retail sales prices and wholesale product cost. Changes in propane supply costs are normally passed through to customers, but timing lags may result in both positive and negative fluctuations of gross margins.

Competition. Propane retailing is a local, relationship-based business, in which propane competes for market share based on price and level of service. There are close to 200 propane retailers in Canada. In addition, propane is subject to vigorous competition from other sources of energy, including natural gas, fuel oil, electricity, wood, gasoline, diesel and other fuels. Propane commodity prices are affected by crude oil and natural gas commodity prices. The introduction of natural gas in Nova Scotia and New Brunswick commenced in late 2000 and has begun to displace propane in some areas as natural gas infrastructure becomes accessible.

Seasonality and Weather Conditions. Historically, overall propane demand from non-automotive end-use applications has been stable. However, weather conditions and general economic conditions affect propane market volumes. Weather influences the demand for propane primarily for heating uses and also for agricultural purposes, such as crop drying. Approximately three-quarters of Superior Propane's annual cash flow is typically generated in the October-March winter heating season. Superior Propane accumulates propane inventory during the summer months for delivery to customers during the winter heating season. The cost of inventory may be higher or lower than market prices for propane at the time of sale and can impact profitability.

Fixed-Price Offerings. Superior Propane offers its customers various fixed-price propane programs. In order to mitigate the price risk from offering these services to its customers, Superior Propane uses its physical inventory position, supplemented by forward commodity transactions with various third parties that have terms and conditions that are substantially the same as its customers' contracts. Gains and losses from the customer contract and the mitigating transaction are recorded simultaneously into income at the time of settlement. See Note 14(ii) to the Consolidated Financial Statements for fixed-price propane purchase and sale commitment amounts.

Employee and Labour Relations. As of December 31, 2003, Superior Propane had 1,597 regular and 246 part-time employees. Approximately 370 of its employees are unionized through provincial or regional certifications in British Columbia/Yukon, Manitoba, Ontario and Quebec. There are seven union agreements, with expiry dates ranging from February 2003 to June 2006. Collective bargaining agreements, including those that may have expired, are renegotiated in the normal course of business and are not expected to materially affect the propane retailing business.

Environmental Risk. Slight quantities of propane may be released during transfer operations. The storage and transfer of propane has limited impact on soil or water given that a release of propane will disperse into the atmosphere. To mitigate risks, Superior Propane has established a more comprehensive program directed at environmental, health and safety protection. This program consists of an environmental policy, codes of practice, periodic self-audits, employee training, quarterly and annual reporting and emergency prevention and response.

ERCO Worldwide

Superior purchased ERCO Worldwide effective December 19, 2002 on a debt-free basis, for cash consideration of $584.5 million including transaction costs. Condensed operating results for ERCO Worldwide for the twelve months ended December 31, 2003 and 2002 are provided on the following page for comparison purposes. The first two quarters of 2002 were unusually strong compared to the second half of 2002 and were above the assumptions used in Superior's acquisition analysis. For detailed business segment results, see

Note 16 to the Consolidated Financial Statements and page 16 of this Annual Report for selected historical information for ERCO Worldwide for the most recent five-year period.

ERCO WORLDWIDE – CONDENSED OPERATING RESULTS

(millions of dollars except per metric tonne ("MT") amounts)	Twelve Months Ended December 31 **2003** $	**$/MT**	Twelve Months Ended December 31 **2002** [(1)] $	$/MT
Revenue				
Chemicals	**328.7**	**573**	332.0	611
Technology	**27.6**	**48**	29.9	55
Cost of sales				
Chemicals	**(173.1)**	**(302)**	(172.4)	(317)
Technology	**(10.2)**	**(17)**	(9.0)	(17)
Gross profit	**173.0**	**302**	180.5	332
Less cash operating, administration and taxes	**(89.2)**	**(155)**	(86.5)	(159)
Cash generated from operations before changes in net working capital	**83.8**	**147**	94.0	173
Maintenance capital expenditures	**(6.4)**	**(11)**	(12.7)	(23)
Operating distributable cash flow	**77.4**	**136**	81.3	150
Chemical volumes sold (thousands of metric tonnes)	**574**		544	

(1) Represents operating results for the full period. Superior acquired ERCO Worldwide on December 19, 2002.

ERCO Worldwide generated operating distributable cash flow of $77.4 million in 2003, representing a $74.3 million improvement from the $3.1 million earned during the 13-day period (December 19 to December 31) that Superior owned ERCO Worldwide in 2002.

Compared to the full prior year, operating distributable cash flow decreased $3.9 million in 2003, due to the impact of an 11% appreciation in the average Canadian/U.S. dollar exchange rate in 2003 on ERCO's U.S. dollar denominated sales. The change in the exchange rate reduced operating cash flows by $14.3 million, net of the impact of the foreign exchange hedging program implemented in the second quarter of 2003. See "Corporate" for more details. The foreign exchange impact was partially offset by the benefits of higher sales volumes, lower transportation and maintenance capital costs, and the acquisition of Albchem Holdings Ltd. ("Albchem").

On October 1, 2003, ERCO Worldwide closed the acquisition of Albchem for $122.8 million on a debt-free basis. With the addition of Albchem's two plants, ERCO Worldwide's annual sodium chlorate production capacity has increased to 580,000 metric tonnes raising its share of the estimated North American capacity to 29%. The addition of these plants provide substantial synergies and additional flexibility to supply products and services to customers in the North American and the growing Asian markets. The accounting of the acquisition is more fully described in Note 4 to the Consolidated Financial Statements. Integration of the Albchem operations is well advanced and meeting management's expectations.

Chemical revenues declined by $3.3 million as the impact of the strengthening Canadian dollar on U.S. dollar denominated sales was only partially offset by the impact of improved sales volumes and sales price increases. Sales volumes were higher than the prior year due to the impact of the Albchem acquisition. Technology revenues declined year-over-year due to the expiry of some of the ten-year royalty license agreements on

ERCO's chlorine dioxide generator technology. Approximately 85% of ERCO's sales are to pulp manufacturers. While pulp commodity prices tend to be somewhat volatile, sodium chlorate sales volumes and prices have been stable over time as sodium chlorate represents approximately 5% of variable pulp manufacturing costs and is required to manufacture bleached pulp (see chart below). ERCO's top ten customers account for approximately 59% of its revenues and the largest customer accounts for approximately 11% of its revenues.

PULP PRICES COMPARED TO SODIUM CHLORATE PRICES AND SALES VOLUMES


750
700
650
600
550
500
450
400
350
(US $ per tonne)
Sodium Chlorate Price (Source Market Wire)
NBSK Pulp Price (Source Paper Loop)
ERCO Worldwide Sales Volume (000s MT)
500
450
400
350
000s metric tonnes
1997
1998
1999
2000
2001
2002
2003

Chemical cost of sales per unit were lower than the prior year due to lower transportation costs resulting from the strengthening Canadian dollar on the U.S. dollar denominated portion of the expenses. Electrical costs, which represent approximately 65% to 85% of variable production costs, were comparable to prior year levels on a per unit-of-production basis. Fixed-cost electrical contracts are in place in Alberta, where electricity markets are fully deregulated, for remaining terms of two to 13 years with three investment grade counterparties, covering approximately 87% of ERCO's production requirements in Alberta (See Note 14(iii) to the Consolidated Financial Statements). Operating costs on an absolute basis were higher than the prior year due to the addition of the two new Albchem plants and the new Thunder Bay sodium chlorite plant, which began operations in the second quarter. ERCO's operational risks are distributed across eight sodium chlorate plants which can change production levels or shut down production quickly and at minimal cost.

For 2003, maintenance capital expenditures were reduced as there were fewer large projects to complete in 2003 compared to the prior year. Maintenance capital expenditures in 2004 are expected to be $9 million to $11 million.

Work continued in 2003 on the five-year cell replacement program. For the year, $3.9 million was spent on the project with $7.9 million spent to date. The project is approximately 30% complete and is generating annualized electrical energy savings in excess of $1 million per year. The cell replacements are expected to have an approximate 15 year economic life. The overall estimated cost of the project has been reduced from $26 million to $20 million, as steps have been taken to lock in major input costs at reduced levels over the remainder of the project. Cell replacement program costs are included in "other capital expenditures" on the Consolidated Statements of Cash Flows and excluded from distributable cash flow, as they expand the overall capacity and productivity of the business. Cell replacement expenditures in 2004 are expected to be approximately $4.5 million.

The construction of the sodium chlorite plant in Thunder Bay, Ontario, was completed during the second quarter of 2003, doubling ERCO Worldwide's annual production capacity to 8,500 metric tonnes. Costs to complete the plant in 2003 were $3.4 million and have been considered growth capital for purposes of distributable cash flow calculations.

Outlook

ERCO Worldwide's results in 2004 are expected to benefit from the full-year addition of the Albchem acquisition and the focus on the growing Asian market.

Business Risks

Supply Arrangements. ERCO Worldwide uses three primary raw materials to produce its chemical products: electricity, salt and water. Electricity comprises 65% to 80% of variable production costs. The business has long-term contracts or contracts that renew automatically with power producers in each of the jurisdictions in which its plants are located. These contracts generally provide ERCO Worldwide with some portion of firm power and a portion that may be interrupted by the producer based on the terms of the various agreements. The business can temporarily reduce its power consumption quickly and at minimal cost, which allows it, in some jurisdictions, to reduce its overall power costs by selling ancillary services back to the power producer or to the power grid.

ERCO Worldwide purchases salt from third-party suppliers to fulfill the requirements at each of its plants with the exception of the Bruderheim, Hargrave and Saskatoon facilities, which are self-supplied through long-term salt reserves that are solution mined on site. Salt purchase contracts are typically fixed-price contracts with terms of one year or greater, often with automatic renewals. Salt costs typically comprise about 10% of variable production costs of sodium chlorate.

Competition. ERCO Worldwide, one of four global sodium chlorate companies, competes with Eka Chemicals, Finnish Chemicals and Nexen Chemicals on a worldwide basis. The business also competes with a number of smaller regional producers. Of the global producers, Finnish Chemicals and Nexen Chemicals do not provide chlorine dioxide generators or related technology. The business also competes with various other chemical producers, such as Dow Chemicals, Pioneer, Arch Chemicals, Inc., PPG Industries and Vulcan, in the sale of its other chemical products.

Environmental Risk. ERCO Worldwide's operations involve the handling, production, transportation, treatment and disposal of materials that are classified as hazardous and are regulated by environmental and health and safety laws, regulations and requirements. ERCO Worldwide strives to achieve an environmental and safety record that compares favourably with other businesses in the chemical industry. The business has not had a material environmental or safety incident for over 11 years and has steadily reduced the number of safety and environmental incidents at all of its facilities. ERCO Worldwide is a founding member of Responsible Care®, an initiative of the Canadian Chemical Producers Association, an association that promotes the safe and environmentally sound management of chemicals.

Employee and Labour Relations. As at December 31, 2003, ERCO Worldwide has 420 employees of which approximately 165 (39%) are unionized. The three plants in Vancouver, Saskatoon and Buckingham are subject to collective bargaining agreements. These agreements expire on a staggered basis: the Buckingham agreements in 2008 and 2009; the Vancouver agreement in 2009; and the Saskatoon agreement in September 2004.

Superior Energy Management ("SEM")

Condensed operating results for 2003 and 2002 are provided in the following table. For detailed business segment results, see Note 16 to the Consolidated Financial Statements.

SEM – CONDENSED OPERATING RESULTS

	Twelve Months Ended December 31 2003		Twelve Months Ended December 31 2002	
(millions of dollars except cents per gigajoule amounts)	**$**	**¢/GJ**	$	¢/GJ
Gross profit	**8.1**	**38.8**	0.5	22.5
Less cash operating, administration and selling costs	**(4.7)**	**(23.0)**	(0.7)	(35.0)
Operating distributable cash flow	**$ 3.4**	**15.8**	$ (0.2)	(12.5)
Gigajoules of natural gas sold (millions)	**20.9**		2.0	

SEM commenced fixed-price, term natural gas sales in October 2002 to commercial, light industrial and residential customers in the Ontario marketplace. In 2003, it continued the execution of its business plan, generating natural gas sales of 20.9 million gigajoules ("GJs") during the year, an increase of 18.9 million GJs over 2002 volumes. SEM generated operating distributable cash flow of $3.4 million in the year compared to a small start-up loss in 2002 of $0.2 million. Natural gas margins improved steadily throughout 2003. Customer contracts acquired with no margins in the fourth quarter of 2002 from a third party were renewed during 2003 at normal commercial margins. Cash operating, administrative and selling costs were higher than last year as the people, business, and sales infrastructure were developed during the year in support of the growing business. SEM expenses its customer acquisition costs as incurred.

SEM is currently servicing approximately 10,800 end-use customers, the largest of which represents 10% of SEM's gross profits. Customer contracts are at a fixed price for terms of one to five years. At December 31, 2003, the weighted average remaining term of SEM's contracts was 22 months. To resource customer term fixed-price selling commitments, SEM enters into forward physical and financial commodity transactions with counter parties for similar terms and volumes. SEM arranges its natural gas supply requirements with five suppliers, four of which have investment grade credit ratings. (See Note 14(ii) of the Consolidated Financial Statements for fixed-price purchase commitments amounts).

Outlook

SEM plans to continue executing its business plan in 2004 and expects to grow profitably from the foundation established in 2003 in the Ontario market. SEM plans to expand into the Quebec market in 2004, which is in the process of allowing commercial and light industrial natural gas consumers to choose a fixed-price option.

Business Risks

Fixed-Price Offerings. In order to mitigate the price risk from offering its customers fixed-price, term natural gas contracts, SEM enters into forward physical and financial commodity transactions with third parties that have terms and conditions that are substantially the same as its customers' contracts. A marginally long, fixed-price natural gas position is maintained in order that SEM's sales team and agents can market the fixed-price offering to customers with a known cost of gas.

Legislative and Regulatory Environment. SEM operates in the highly regulated natural gas industry in the Province of Ontario. Decisions made or rules enacted by the Ontario Energy Board ("OEB"), new legislation or regulations or changes to existing legislation or regulations could impact SEM's operations. As part of the ABC-T Services (Agent, Billing & Collection Services) the Local Distribution Companies ("LDCs") are mandated by the OEB to perform certain services on behalf of SEM including natural gas storage, distribution, collection services and assuming the specific risk of any bad debts owing from SEM's customers under these types of customer arrangements. If the rules mandating the LDCs to provide the ABC-T services were withdrawn, there is no assurance the LDCs would continue to provide these services. This could require SEM to source these service requirements directly, potentially adversely affecting SEM's cost structure and profitability.

Balancing. SEM purchases natural gas to meet its estimated commitments to its customers based upon the historical consumption of gas by its customers evidenced by the records of the applicable LDC. Depending upon several factors, including weather, customers may use more or less natural gas than the volume purchased by SEM on their behalf. This would require SEM to purchase or sell over time the shortfall or excess volume at then current market prices, potentially adversely impacting SEM's profitability. SEM accrues estimated balancing costs on an ongoing basis.

Corporate

Management incentive and administrative fees were eliminated effective January 1, 2003 as part of the management internalization transaction that was approved by Unitholders on May 8, 2003, at a total cost of $141.3 million ($92.5 million after tax). Cash paid to terminate the contracts was re-invested to acquire 7.0 million trust units and 3.5 million warrants of the Fund and transaction costs of $2.5 million were incurred. The warrants are exercisable until May 7, 2008, at $20.00 per trust unit. The cost of the management internalization has been charged to net income (See Note 15(i) to Consolidated Financial Statements). As part of the internalization, senior management agreed to continue in their current roles as executive officers of Superior and signed employment agreements providing for certain retention arrangements by way of non-interest-bearing loans aggregating $6.5 million. These loans were used by senior management to purchase an aggregate of 325,000 trust units. The loans will be repaid through the payment of retention bonuses over the next four years and have been recorded in Unitholders' equity. Termination of the management and administrative agreements resulted in the elimination of fees payable by Superior and the Fund in 2003, estimated at $25.2 million (2002: $11.1 million). The cost of this transaction has been excluded from distributable cash flow due to its accretive nature.

Cash taxes were limited to federal and provincial capital taxes of $3.2 million (2002: $0.7 million), as income taxes were fully deferred. Cash taxes are expected to remain at similar levels for 2004. Capital taxes have been allocated to Superior's three business segments based on net taxable capital deployed.

Approximately 86%, 64%, and 18% of Superior's estimated net U.S. dollar cash flows for 2004, 2005 and 2006 respectively, have been hedged. As a consequence, a one-cent change in the Canadian dollar relative to the U.S. dollar is estimated to have a $0.1 million, $0.4 million and $0.8 million change in Superior's distributable cash flow for 2004, 2005 and 2006, respectively (See Note 14(iv) to the Consolidated Financial Statements).

Interest expense of $14.7 million in 2003 increased $11.9 million over the prior year, as debt borrowed to finance the acquisition of ERCO Worldwide was outstanding for the full year in 2003 as compared to the 13 day period subsequent to the closing of this acquisition in 2002. Effective interest rates were 1.4% higher than the prior year as the ERCO Worldwide acquisition credit facility was refinanced during the fourth quarter with higher cost 10 year average life debt. Refer to the "Liquidity and Capital Resources" for further discussion of debt levels. Approximately 23% of Superior's total debt obligations are subject to fixed interest rates (35% including the Debentures net of interest rate swap). See "Business Risks – Interest Rates".

Distributions on the Debentures totalled $22.7 million, an increase of $15.0 million over the prior year. Distributions on the Series 2 Debentures issued in December 2002 to partially fund the ERCO Worldwide acquisition, contributed to a $19.2 million increase in distributions. Offsetting this was the impact of conversions of the Series 1 and Series 2 Debentures during the year, which reduced distributions on the Debentures by $4.2 million compared to 2002. (See "Financing Activity").

Quarterly financial and operating information for 2003 and 2002 are provided below. Approximately three-quarters of Superior Propane's operating cash flow is generated in the first and fourth quarter each year, as approximately 50% of the sales volumes are generated from space heating end-use applications. Net working-capital funding requirements follow a similar seasonal trend, peaking during the first quarter of each year and declining to seasonal lows during the third quarter. Operating distributable cash flow of ERCO Worldwide and SEM do not have significant seasonal fluctuations.

QUARTERLY FINANCIAL AND OPERATING INFORMATION

(millions of dollars except per trust unit amounts)	**2003 Quarter**				**2002 Quarter**			
	First	**Second** (2)	**Third**	**Fourth**	First	Second	Third	Fourth
Propane sales volumes (millions of litres)	**542**	**318**	**298**	**467**	519	357	317	495
Chemical sales volumes (thousands of metric tonnes)	**139**	**132**	**138**	**165**	–	–	–	17
Natural gas sales volumes (millions of GJs)	**4**	**5**	**6**	**6**	–	–	–	2
Gross profit	**139.2**	**100.0**	**95.0**	**137.5**	92.4	61.4	54.1	87.8
Net earnings/(loss)	**36.8**	**(81.5)**	**17.6**	**32.2**	32.5	10.9	6.0	19.3
Per basic trust unit	**$ 0.63**	**$ (1.59)**	**$ 0.18**	**$ 0.40**	$ 0.66	$ 0.20	$ 0.09	$ 0.34
Per diluted trust unit	**$ 0.56**	**$ (1.59)**	**$ 0.18**	**$ 0.40**	$ 0.62	$ 0.20	$ 0.09	$ 0.34
Distributable cash flow	**57.4**	**21.2**	**17.8**	**49.0**	37.5	16.9	11.5	24.6
Per basic trust unit	**$ 1.18**	**$ 0.38**	**$ 0.27**	**$ 0.71**	$ 0.82	$ 0.36	$ 0.24	$ 0.51
Per diluted trust unit	**$ 0.98**	**$ 0.38**	**$ 0.27**	**$ 0.66**	$ 0.76	$ 0.36	$ 0.24	$ 0.51
Net working capital (1)	**60.5**	**26.4**	**32.5**	**36.9**	42.6	27.0	34.4	54.0

(1) Net working capital reflects amounts as at the quarter end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.
(2) Second quarter 2003 results include a one time expense of $141.3 million ($92.5 million after tax) related to the internalization of management. See Note 15(i) to the Consolidated Financial Statements.

Fourth quarter 2003 distributable cash flow increased to $49.0 million or $0.71 per average trust unit outstanding, an increase of 39% over the prior year period. Net earnings for the quarter increased by 67%, predominantly due to the full-quarter contribution from ERCO Worldwide, the Albchem acquisition, and good performance from the propane and natural gas retailing businesses. In addition, management incentive fees for 2003 were eliminated as part of the management internalization transaction, which occurred in the second quarter of 2003. Other significant fourth-quarter events included the closing of the U.S. private placement offering of US$160 million, and the expansion of the secured revolving term bank credit facilities. Further discussion of the 2003 fourth-quarter results, including these events, is provided elsewhere within this MD&A and in the Fund's Fourth Quarter and 2003 Earnings Release, dated March 2, 2004.

Liquidity and Capital Resources

The Fund's distributions to Unitholders are sourced entirely from its investments in Superior. The Fund's investments in turn are financed by trust unit equity and by the Debentures. The quoted market value of the Fund's trust unit capital and Debentures was $1,780.4 million and $301.6 million respectively, based on closing prices on December 31, 2003 on the Toronto Stock Exchange.

Superior's capital assets are financed substantially through equity and Shareholder Notes held by the Fund. Working capital is financed by proceeds raised from the trade accounts receivable sales program and revolving term bank credit facilities. Maintenance capital requirements are funded from operating cash flow. These expenditures are typically weighted towards the last half of the year, as Superior Propane's truck fleet, tanks and cylinders are renewed in preparation for the winter heating season. Distributions to Unitholders are funded by, and to the extent of, operating cash flow after provision for maintenance capital expenditures and distributions to Debentureholders and other provisions as deemed appropriate. Capital required to finance an expansion of Superior's business is financed by either additional borrowings by Superior or financings by the Fund. Through these funding policies, Superior maintains a strong financial position to facilitate the efficient execution of its business plans.

Financing Activity

In conjunction with the December 2002 ERCO Worldwide acquisition, a $340.0 million credit facility was arranged. This one-year facility was refinanced in 2003 as follows:

(millions of dollars)

206.8	U.S. private placement offering of US$160 million, 10 year average life senior secured Notes (the "Notes") completed October 29, 2003
88.9	offering of 4.5 million trust units on June 11, 2003
30.0	expansion of the trade accounts receivable sales program in April 2003
14.3	borrowings under Superior's secured revolving term bank facilities
340.0	

The Notes were issued at a combined effective interest rate of 6.65%. Superior swapped US$85 million of the fixed-interest rate obligation into a Canadian dollar floating interest-rate obligation at an effective interest rate of banker's acceptance rates plus 1.7%, which was 4.3% at year end. Standard & Poor's ("S&P") and Dominion Bond Rating Service ("DBRS") have assigned a credit rating of BBB- to the Notes (See Note 8 to the Consolidated Financial Statements).

On May 8, 2003, the Fund issued in conjunction with the termination of the management and administration and related employment retention agreements, 7.325 million trust units and 3.5 million warrants to purchase trust units exercisable until May 7, 2008, at $20.00 per trust unit. The value of the trust units and warrants issued was $138.8 million (See Note 15(i) to the Consolidated Financial Statements).

On May 22, 2003, S&P lowered Superior's unsecured corporate credit rating to BB+ from BBB- and changed its outlook to stable. DBRS confirmed Superior's corporate credit rating at BBB(low) with a stable outlook in January 2003. S&P stated, "The acquisition of the pulp chemicals business has materially changed Superior's business profile and increased leverage. Although the Company's operations are now more diversified, the addition of the pulp chemicals business has not decreased the Company's overall risk profile". Superior remains committed to maintaining an investment grade financial position to facilitate the efficient execution of its business plans.

On August 28, 2003, the Fund completed a public treasury offering of 4.85 million trust units for proceeds of $100.2 million, net of issue costs. These proceeds were raised to partially fund the $122.8 million cost of the Albchem acquisition, which closed on October 1, 2003. Between August 28 and October 1, these proceeds were used to temporarily pay down bank debt. The remaining $22.6 million acquisition cost was funded by borrowings under Superior's revolving term credit facilities (See Note 4 to the Consolidated Financial Statements).

During the third quarter, Superior expanded and extended the term of its secured revolving term bank credit facilities. Superior now has $35 million revolving term credit facilities with seven different financial institutions, for a total capacity of $245 million, an increase of 75% from prior year levels. Banking capacity was increased to support the growth of the business with the addition of ERCO Worldwide and the start-up of the natural gas retailing business. The credit facilities bear interest based on floating Banker's Acceptance or Libor rates plus applicable credit spreads. As of December 31, 2003, $111.0 million (2002: $103.4 million) had been drawn on these facilities of which US$50.5 million was drawn by ERCO Worldwide's operations in the United States. These facilities are secured by a general charge over the assets of Superior. The principal covenant of these facilities and the Notes limit the incurrence of additional long-term indebtedness and payment of distributions to the Fund if Superior's senior debt (including amounts raised from the accounts receivable sales program) exceeds three times earnings before interest, taxes, depreciation and amortization for the last 12-month period as adjusted for the proforma impact of acquisitions. At December 31, 2003, this ratio was 2.0 to 1.0 (See Note 8 to the Consolidated Financial Statements).

On December 17, 2002, $250 million Series 2 Debentures were issued, raising $239.5 million in net proceeds after issuance costs. The net proceeds were used to finance a portion of the ERCO Worldwide acquisition cost. The Series 2 Debentures are convertible at the option of the holder, into fully paid trust units of the Fund at a conversion price of $20.00 per trust unit. In January 2001, the Fund issued $100 million Series 1 Debentures. The Series 1 Debentures are convertible, at the option of the holders, into fully paid trust units of the Fund at a price of $16.00 per trust unit. The 8% fixed interest rate obligation on $100 million of the Debentures was swapped into a floating-rate obligation in order to maintain a floating interest-rate profile. Both series of Debentures have been classified as equity on the consolidated balance sheet because the Fund may elect to satisfy interest and principal obligations by the issuance of trust units. Because of the equity treatment, the distributions on the Debentures are charged directly to Unitholders' equity, but are deducted from the calculation of distributable cash flow. (See Note 12 to the Consolidated Financial Statements). During the year, $44.1 million of Series 1 Debentures were converted into 2.7 million trust units and $41.1 million of Series 2 Debentures were converted into 2.1 million trust units. Conversions accelerated through 2003 in response to the 30% increase in the trust unit price during the year. As at December 31, 2003, there were $25.6 million Series 1 and $208.9 million Series 2 Debentures outstanding.

The weighted average number of trust units outstanding in 2003 has increased by 27% to 59.4 trust units compared to the prior year. The increase resulted from the issue of the 4.85 million trust units to partially fund the Albchem acquisition, the 4.5 million trust unit offering completed in June 2003, to repay a portion of the ERCO Worldwide acquisition facility, the 7.325 million trust units issued in May in conjunction with the management internalization transaction and 4.8 million trust units issued on conversions of Debentures.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

			Payments Due in			
(millions of dollars)	Notes [1]	Total	**2004**	**2005-2006**	**2007-2008**	**2009 and thereafter**
Revolving term bank credits [2]	8	$ 111.0	–	$ 111.0	–	–
Term loans [3]	8	206.8	–	–	–	206.8
Operating leases [4]	14(i)	49.0	15.3	18.4	9.5	5.8
Natural gas, propane & electricity purchase commitments [5]	14(ii)(iii)	629.3	294.1	136.4	39.1	159.7
Future employee benefits	9	27.7	4.3	8.6	8.6	6.2
Total contractual obligations		1,023.8	313.7	274.4	57.2	378.5

(1) Notes to the Consolidated Financial Statements.
(2) These are $245 million, 364 day revolving facilities with a two-year amortizing term out period.
(3) These Notes have a 10-year average life with repayments commencing in 2009 and are fully repaid in 2015.
(4) Operating lease commitments together with the accounts receivable sales program described below, comprise Superior's off-balance sheet obligations.
(5) Natural gas and propane fixed-price purchase commitments support similar long-term committed customers' sales contracts.

Superior has entered into an agreement to sell, with limited recourse, certain account receivables on a 30-day revolving basis to an entity sponsored by a Canadian Chartered Bank to finance a portion of its working capital requirements. The receivables are sold at a discount to face value based on prevailing money market rates. As at December 31, 2003, proceeds of $100.0 million (2002: $68.6 million) had been raised from this program and were used to repay revolving term bank credits (See Note 5 to the Consolidated Financial Statements). The year-over-year increase in proceeds raised under this program of $31.4 million reflects the addition of ERCO Worldwide receivables in 2003. The accounts receivable sales agreement requires Superior to maintain a minimum unsecured credit rating standard (BB+ or better) and meet certain historically based collection performance standards. Superior's current credit ratings and other program requirements are in compliance.

Superior's total debt which includes the revolving term bank credits, the Notes and the proceeds from its receivable sales program amounted to $417.8 million at December 31, 2003, a decrease of $94.2 million from the prior year, as follows:

(millions of dollars)

(88.9)	application of net proceeds from the June trust unit offering
(12.0)	2003 distributable cash flow exceeding distributions paid to Unitholders
(37.4)	reduction in Canadian dollar equivalent of U.S. dollar debt levels
22.6	funding of Albchem acquisition net of proceeds from the August trust unit offering
7.0	funding of the ERCO Worldwide cell replacement and Thunder Bay sodium chlorite growth capital projects
14.5	decrease in net working capital of $25.4 million, net of increase in accounts receivable sales program proceeds of $31.4 million, and other
(94.2)	2003 reduction of total debt

Superior's net working capital requirements at December 31, 2003 decreased by $25.4 million from the prior year-end level, due to the expansion of Superior's revolving trade accounts receivable sales program by approximately $30 million of ERCO Worldwide accounts receivables, partially offset by the elimination of management incentive fees payable for 2003, which in 2002 amounted to $11.1 million.

At December 31, 2003, 49% of Superior's total debt is not repayable for at least five years. This improved repayment profile, combined with the expansion of its secured revolving term credit facilities during 2003, has significantly strengthened Superior's liquidity position compared to the previous year. At December 31, 2003, Superior's total debt included US$125.5 million of debt, which was substantially equivalent to the amount of U.S. dollar-denominated assets on its balance sheet.

Outlook

In 2004, we anticipate distributable cash flow per trust unit to be comparable to 2003, after adjusting for the one-time impact of the timing of the issue of units resulting from the internalization of the management agreements in 2003. Increased distributable cash flow is expected from a full year's contribution from ERCO Worldwide's acquisition of Albchem and continued profitable growth by Superior Energy Management, offset by the dilutive impact of the continued conversion of the Debentures into trust units.

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to Unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

Sensitivity Analysis

The Fund's estimated cash flow sensitivity in 2004 to the following changes are provided below:

	Change	Change	Impact on Distributable Cash Flow	Per Trust Unit
Propane Retailing Business				
Change in sales margin	$0.005/litre	3%	$ 8.1 million	$ 0.12
Change in sales volume	50 million litres	3%	$ 6.4 million	$ 0.09
Pulp Chemicals Business				
Change in sales price	$10.00/tonne	2%	$ 5.7 million	$ 0.08
Change in sales volume	10,000 metric tonnes	2%	$ 3.5 million	$ 0.05
Natural Gas Retailing Business				
Change in sales margin	$0.02/GJ	5%	$ 0.4 million	$ 0.01
Change in sales volume	1 million GJ	5%	$ 0.4 million	$ 0.01
Corporate				
Change in Cdn$/US$ exchange rate (1)	$0.05	4%	$ 0.5 million	$ 0.01
Corporate change in interest rates	1%	25%	$ 4.2 million	$ 0.06

(1) After giving effect to US$ forward sales contracts. See Note 14(iv) to the Consolidated Financial Statements.

Business Risks – Corporate

Interest Rates. Superior maintains a substantial floating interest-rate exposure through a combination of floating interest-rate borrowings and a hedging program. Approximately 50% of the Propane Retailing and 100% of the Pulp Chemicals demand levels are affected by general economic trends. Generally speaking, when the economy is strong, interest rates increase as does sales demand from Superior's customers, thereby increasing Superior's ability to pay higher interest costs and vice versa. In this way, a common relationship between economic activity levels, interest rates and Superior's ability to pay higher or lower rates are generally aligned, providing Superior with a natural business hedge against interest rates.

Foreign Exchange Risk. A portion of Superior's net cash flows are denominated in U.S. dollars. Accordingly, fluctuations in the Canadian/United States dollar exchange rate can impact profitability. Superior mitigates this risk by hedging. See "Sensitivity Analysis".

Critical Accounting Estimates. Application of accounting estimates requires certain assumptions to be made regarding future events. These estimates require experience and judgement and are subject to inherent risk of inaccuracy, particularly where they relate to events expected to take place well into the future. Long-term estimates are examined on a regular basis and adjusted prospectively where necessary.

New Accounting Policies. The Fund is adopting the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 13, "Hedging Relationships" effective January 1, 2004. This guideline sets out the criteria an entity must meet in order to use hedge accounting and imposes additional documentation, financial and disclosure requirements on the Fund to ensure hedge accounting will be achieved. The Fund utilizes derivative and other financial instruments to manage its exposure to market risks related to interest rates, foreign currency exchange rates and commodity prices. This is not expected to impact 2004 results.

The Fund has chosen to adopt, effective December 31, 2003, CICA's new requirements for "Employee Future Benefits – Additional Disclosures." These new disclosures provide additional information to allow financial statement users to better understand an entity's employee future benefit obligations and costs. In response to these requirements, the Fund has expanded its disclosure of its accounting policy for future employee benefits in Notes 1 and 9 to the Consolidated Financial Statements.

Management has reviewed the CICA accounting standards and guidelines on "Financial Instruments – Disclosure and Presentation" which becomes effective in 2005. While the adoption of this change in accounting policy will have no impact on the Fund's distributable cash flow, it will have a material impact on the Fund's financial statements. Currently the Debentures are shown as part of Unitholders' capital and under the new requirements will be reclassified to a long term obligation of the Fund. Consequently the related interest on these Debentures will also be reclassified to interest expense, from a Debenture distribution from equity. This reclassification will have no impact on Superior's debt covenants, as these Debentures are of a subordinated nature.

Selected Financial Information

(millions of dollars except per trust unit amounts)	Years Ended December 31 2003 [2]	2002	2001
Total assets (as at December 31)	**1,436.0**	1,392.7	654.9
Total revenues	**1,234.3**	640.9	787.5
Gross profit	**471.7**	295.8	300.7
Net earnings	**5.1**	68.8	37.4
Per trust unit [1]	**$ (0.30)**	$ 1.29	$ 0.67
Cash generated from operations before changes in working capital	**36.7**	101.4	89.3
Distributable cash flow	**145.4**	90.6	78.3
Per trust unit	**$ 2.45**	$ 1.93	$ 1.71
Cash Distributions per trust unit [3]	**$ 2.28**	$ 1.99	$ 1.67
Current and long-term debt (as at December 31)	**317.8**	443.4	101.0

(1) Net (loss)/earnings per trust unit, net of distributions to Debentureholders, basic and diluted.
(2) 2003 results include a one time expense of $141.3 million ($92.5 million after tax) related to the internalization of management. See Note 15(i) to the Consolidated Financial Statements.
(3) Cash distributions per trust unit paid in fiscal year.

Management's Responsibility for Financial Reporting

The financial statements of the Superior Plus Income Fund (the "Fund") and all of the information in this annual report are the responsibility of the management of Superior Plus Inc., the Fund's wholly-owned subsidiary and operating entity.

The Consolidated Financial Statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include certain estimates that are based on management's best judgements. Actual results may differ from these estimates and judgements. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Fund's assets are safeguarded, transactions are accurately recorded, and the financial statements realistically report the Fund's operating and financial results in a timely manner. Financial information presented elsewhere in this annual report has been prepared on a consistent basis with that in the Consolidated Financial Statements.

The Board of Directors of Superior Plus Inc. is responsible for reviewing and approving the financial statements and primarily through its Audit Committee, ensures that management fulfills its responsibilities for financial reporting. The Audit Committee meets with management and its external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities and to review the annual report, the financial statements and the external auditors' report. The Committee reports its findings to the Board for the Board's consideration in approving the financial statements for issuance to the Unitholders. The Committee also considers, for review by the Board and approval by the Unitholders, the engagement or re-appointment of the external auditors.

Deloitte & Touche LLP, an independent firm of chartered accountants, was appointed by a vote of Unitholders at the Fund's last annual meeting to audit the Fund's Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards. They have provided an independent professional opinion. Deloitte & Touche LLP has full and free access to the Audit Committee.

"Signed"

Geoffrey N. Mackey

President & Chief Executive Officer
Superior Plus Inc.

"Signed"

W. Mark Schweitzer

Executive Vice-President, Corporate
Development & Chief Financial Officer
Superior Plus Inc.

Calgary, Alberta

February 20, 2004

AUDITORS' REPORT

To the Unitholders of Superior Plus Income Fund:

We have audited the consolidated balance sheets of Superior Plus Income Fund (formerly the Superior Propane Income Fund) (the "Fund") as at December 31, 2003 and 2002 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the management of the Fund. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Signed"

Calgary, Alberta — Deloitte & Touche LLP

February 20, 2004 — Chartered Accountants

CONSOLIDATED BALANCE SHEETS

(millions of dollars)	As at December 31 2003	2002
ASSETS		
CURRENT ASSETS		
Accounts receivable (Note 5)	**$ 96.8**	$ 115.0
Inventories (Note 6)	**57.7**	55.0
	154.5	170.0
Capital assets (Note 7)	**782.1**	718.1
Intangible assets (Note 7)	**51.7**	66.5
Goodwill (Note 7)	**447.7**	438.1
	1,436.0	1,392.7
LIABILITIES AND UNITHOLDERS' EQUITY		
CURRENT LIABILITIES		
ERCO Worldwide acquisition credit facility (Note 8)	–	340.0
Accounts payable and accrued liabilities	**117.6**	116.9
Distributions payable to Unitholders and Debentureholders	**15.8**	10.2
	133.4	467.1
Revolving term bank credits and term loans (Note 8)	**317.8**	103.4
Future employee benefits (Note 9)	**23.4**	23.5
Future income taxes (Note 10)	**125.2**	142.9
TOTAL LIABILITIES	**599.8**	736.9
UNITHOLDERS' EQUITY		
Unitholders' capital (Note 11)	**1,220.4**	886.3
Deficit (Note 11)	**(384.3)**	(229.6)
Currency translation account	**0.1**	(0.9)
TOTAL UNITHOLDERS' EQUITY	**836.2**	655.8
	$ 1,436.0	$ 1,392.7

APPROVED BY THE BOARD OF DIRECTORS OF SUPERIOR PLUS INC.

"Signed"

David P. Smith
Director

"Signed"

Norman R. Gish
Director

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

(millions of dollars except per trust unit amounts)	Years Ended December 31 2003	2002
REVENUES	**$ 1,234.3**	$ 640.9
Cost of products sold	**762.6**	345.1
Gross profit	**471.7**	295.8
EXPENSES		
Operating and administrative	**278.3**	180.0
Depreciation of capital assets	**66.6**	28.5
Amortization of intangible assets	**6.1**	0.2
Interest (Note 8)	**14.7**	2.8
Management incentive fee (Note 15(i))	**–**	11.1
Management internalization costs (Note 15(i))	**141.3**	–
Income tax (recovery)/expense of Superior (Note 10)	**(40.4)**	4.4
	466.6	227.0
NET EARNINGS	**5.1**	68.8
DEFICIT, BEGINNING OF YEAR	**(229.6)**	(195.9)
Net earnings	**5.1**	68.8
Distributions to Debentureholders (Notes 11 and 12)	**(22.7)**	(7.7)
Distributions to Unitholders (Note 11)	**(133.4)**	(93.3)
Accretion of debentures charged to deficit (Notes 11 and 12)	**(3.7)**	(0.4)
Adjustment for a retroactive adjustment in accounting policy for trust unit incentive plan compensation (Note 13)	**–**	(1.1)
DEFICIT, END OF YEAR	**(384.3)**	(229.6)
Net (loss)/earnings per trust unit, net of distributions to Debentureholders, basic and diluted (Note 11(i))	**$ (0.30)**	$ 1.29

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of dollars)	Years Ended December 31 2003	2002
OPERATING ACTIVITIES		
Net earnings	**$ 5.1**	$ 68.8
Items not affecting cash:		
Depreciation and amortization of capital and intangible assets	**72.7**	28.7
Trust unit incentive plan compensation expense (Note 13)	**2.5**	0.2
Future income tax (recovery)/expense (Note 10)	**(43.6)**	3.7
Cash generated from operations before changes in working capital	**36.7**	101.4
Decrease/(increase) in non-cash operating working capital items	**25.4**	(0.3)
	62.1	101.1
INVESTING ACTIVITIES		
Maintenance capital expenditures, net	**(9.9)**	(3.1)
Other capital (expenditures)/proceeds, net	**(7.0)**	4.6
Pulp Chemicals acquisitions (Note 4)	**(122.8)**	(584.5)
	(139.7)	(583.0)
FINANCING ACTIVITIES		
Issue of trust units and warrants in consideration of management internalization (Note 15(i))	**138.8**	–
Issue of trust units, net of issue costs, to finance ERCO Worldwide acquisition (Note 11)	**88.9**	–
Issue of trust units, net of issue costs, to finance Albchem acquisition (Note 11)	**100.2**	–
Net proceeds from issue of debentures (Note 12)	–	239.5
ERCO Worldwide acquisition credit facility (Note 8)	**(340.0)**	340.0
Revolving term bank credits and term loans	**214.4**	2.4
Net proceeds from sale of accounts receivable (Note 5)	**31.4**	1.0
Distributions to Debentureholders (Notes 11 and 12)	**(22.7)**	(7.7)
Distributions to Unitholders (Note 11)	**(133.4)**	(93.3)
	77.6	481.9
CHANGE IN CASH	**–**	–
CASH BEGINNING AND END OF YEAR	**–**	–

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Distributable Cash Flows

(tablular amounts in Canadian millions of dollars unless noted otherwise, except per trust unit amounts)

(millions of dollars)	Years Ended December 31 2003	2002
Cash generated from operations before changes in working capital	**36.7**	101.4
Plus: Management internalization costs (Note 15(i))	**141.3**	–
Less: Maintenance capital expenditures, net	**(9.9)**	(3.1)
Distributions to Debentureholders	**(22.7)**	(7.7)
DISTRIBUTABLE CASH FLOW	**145.4**	90.6
Distributable cash flow per trust unit, basic (Note 11(i))	**$ 2.45**	$ 1.93
Distributable cash flow per trust unit, diluted (Note 11(i))	**$ 2.22**	$ 1.88

Distributable cash flow of the Superior Plus Income Fund (the "Fund") available for distribution to its Unitholders ("Unitholders"), is equal to consolidated cash flow from operations before changes in working capital, after provision for maintenance capital expenditures and distributions to holders of debentures ("Debentureholders") of the Fund. Distributions to Debentureholders are accounted for on an accrual basis. Distributable cash flow is the main performance measure used by management and investors to evaluate Fund and business segment performance. Readers are cautioned that distributable cash flow is not a defined performance measure under generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

2. Organization

The Fund is a limited purpose, unincorporated trust governed by the laws of the Province of Alberta. The Fund holds all of the outstanding securities of Superior Plus Inc. ("Superior"). The Fund's investments in Superior are comprised of Class A and B Common Shares (the "Common Shares") and $1.053 billion unsecured subordinated notes, due October 1, 2026, bearing interest at a weighted average rate of 13.31% (the "Shareholder Notes"). Cash is received monthly by the Fund from Superior in the form of interest income earned on the Shareholder Notes, and dividends or returns of capital received on the Common Share investment in Superior. The Fund's investments in Superior are financed by trust unit equity and convertible unsecured subordinated debentures (the "Debentures") (See Notes 11 and 12).

3. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared according to Canadian GAAP applied on a consistent basis and include the accounts of the Fund, its wholly-owned subsidiary and Superior's subsidiaries. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior, and Superior's subsidiaries have been eliminated on consolidation.

(b) Business Segments

Superior operates three distinct business segments: the delivery of propane and propane related services and accessories under the Superior Propane trade name (the "Propane Retailing Business" or "Superior Propane"); the manufacture and sale of chemicals and related products and services for the pulp and paper and water treatment industries operating under the ERCO Worldwide trade name (the "Pulp Chemicals Business" or "ERCO Worldwide"); and the sale of natural gas under fixed-price term contracts operating under the Superior Energy Management trade name (the "Natural Gas Retailing Business", or "SEM") (See Note 16).

(c) Accounts Receivable Sales Program

Superior has a revolving trade accounts receivable sales program under which all transactions are accounted for as sales. Losses on sales depend in part on the previous carrying amount of the trade accounts receivables involved in the sales. The carrying amount is allocated between the assets sold and the retained interests based on their relative fair value at the date of the sale, which is calculated by discounting expected cash flows at prevailing money market rates.

(d) Inventories

Propane Retailing Business

Propane inventories are valued at the lower of weighted average cost and market determined on the basis of estimated net realizable value. Appliances, materials, supplies and other inventories are stated at the lower of cost and market determined on the basis of estimated replacement cost or net realizable value, as appropriate. Superior has an inventory of appliances rented to customers under rental contracts. The book value of this inventory is carried in the inventory accounts at cost less accumulated amortization. Amortization is provided on a straight-line basis, generally over a period of five years.

Pulp Chemicals Business

Inventories of the Pulp Chemicals Business are valued at the lower of cost and market, with cost determined on a first-in, first-out basis, and market determined on a basis of estimated replacement cost. Stores and supply inventory market values are determined on the basis of estimated replacement costs. Transactions are entered into from time to time with other companies to exchange chemical inventories in order to minimize working capital requirements and to facilitate distribution logistics. Balances related to quantities due to or payable by Superior are included in inventory.

(e) Financial Instruments

The net carrying value of accounts receivable, including the allowance for doubtful accounts, approximates fair value. The collection risk associated with accounts receivable that are sold pursuant to Superior's accounts receivable sales program (See Note 5), is provided for as part of Superior's overall allowance for doubtful accounts. Superior has a large number of diverse customers, which minimizes overall accounts receivable credit risk.

The carrying value of accounts payable, accrued liabilities, accrued interest and distributions payable approximates the fair value of these financial instruments due to the short-term maturity of these instruments. The carrying value of revolving term bank credits approximate their fair values due to the floating interest-rate nature and short rollover terms of these debt securities. The carrying value of term loans differs from their fair values due to the fixed-interest rate nature and long repayment terms of these debt securities (See Note 8 for a detailed description of the debt securities and mark to market disclosure).

(f) Capital Assets

Property, plant, and equipment are recorded at cost. Major renewals and improvements, which extend the useful lives of equipment, are capitalized, while repair and maintenance expenses are charged to operations as incurred. Disposals are removed at carrying costs less accumulated depreciation with any resulting gain or loss reflected in operations.

Propane Retailing Business

Capital assets are depreciated over their respective estimated useful lives using the straight-line method except for loaned propane dispensers which use the declining balance method at a rate of 10%. The estimated useful lives of major classes of property, plant and equipment are:

Propane buildings	20 years
Tanks and cylinders	20 years
Truck tank bodies and chassis	7 to 10 years

Pulp Chemicals Business

Capital assets are depreciated on a straight-line basis over estimated useful lives ranging from three to twenty-five years, with the predominant life of plant and equipment being fifteen years.

(g) Intangible Assets

Pulp Chemicals Business

The estimated fair value of acquired royalty assets is amortized over the remaining term of the royalty agreements up to ten years. The costs of patents are amortized on a straight-line basis over their estimated useful lives, which approximates ten years.

Deferred Finance Charges

Superior defers and amortizes the cost of its long-term credit facilities to interest expense over the term of the facility.

(h) Goodwill

The excess of the Fund's cost of investment in Superior over the corresponding interest in Superior's current assets and property, plant and equipment less current liabilities, long-term debt and future income taxes on the dates of acquisition has been attributed to goodwill. Superior's cost of subsequent acquisitions in excess of the fair value of the net assets acquired is also recorded as goodwill. Goodwill is not amortized, but is tested for impairment on an annual basis, in accordance with the standards for accounting for goodwill and other intangible assets as recommended by the Canadian Institute of Chartered Accountants ("CICA"). The net carrying value of goodwill would be written down if the value were permanently impaired.

(i) Revenue Recognition

Propane Retailing Business

Revenues from sales are recognized at the time of delivery, or when related services are performed. Amounts billed to customers for shipping and handling are classified as revenues, with the related shipping and handling costs included in cost of goods sold.

Pulp Chemicals Business

Revenues from chemical sales are recognized as products are shipped. Revenues associated with the construction of chlorine dioxide generators are recognized using the percentage-of-completion method based on cost incurred compared to total estimated cost.

Natural Gas Retailing Business

Revenues are recognized as gas is delivered to local natural gas distribution companies. Costs associated with balancing the amount of gas used by SEM's customers with the volumes delivered by SEM to the local distribution companies are recognized as period costs.

(j) Future Employee Benefits

Superior has various defined benefit and defined contribution plans providing pension and other post-employment benefits to most of its employees, and accrues its obligations under the plans and the related costs, net of plan assets. Past service costs and actuarial gains and losses in excess of 10% are amortized into income over the expected average remaining life of the active employees participating in the plans (See Note 9).

(k) Income Taxes

The Fund is a unit trust for income tax purposes and is only taxable on any taxable income not allocated to the Unitholders. During 2003 and 2002, the Fund has allocated all of its taxable income to the Unitholders, and accordingly, no provision for current income taxes has been recorded at the Fund level. Superior is subject to corporate income taxes and follows the liability method of accounting for income taxes (See Note 10).

(l) Foreign Currency Translation

The accounts of the operations of the Pulp Chemicals Business in the United States are considered to be self-sustaining foreign operations and are translated using the current rate method, under which all assets and liabilities are translated at the exchange rate prevailing at the balance sheet date, and revenues and expenses at average rates of exchange during the period. Other monetary assets and liabilities held by Superior are also converted using the current rate method.

(m) Stock Based Compensation

Superior has a Trust Unit Incentive Plan ("TUIP") as described in Note 13. The TUIP is a Stock Appreciation Right as defined by the CICA. Compensation expense recognized represents the difference between the market price of the trust units and the grant price for the outstanding options multiplied by the number of options and reflecting the vesting features of the plan. Upon exercise, the compensation is settled in trust units of the Fund.

(n) Earnings per Trust Unit

Basic earnings per trust unit is calculated by dividing the net earnings less the distributions to Debentureholders, by the weighted average number of trust units outstanding during the period. The weighted average number of trust units outstanding during the period is calculated using the number of trust units outstanding at the end of each month during the period. Diluted earnings per trust unit is calculated by factoring in the dilutive impact of the dilutive instruments, including the exercise of trust unit options, the conversion of Debentures to trust units, and the exercise of warrants. The Fund uses the treasury stock method to determine the impact of dilutive instruments, which assumes that the proceeds from in-the-money trust unit options are used to repurchase trust units at the average market price during the period.

(o) Derivative Financial Instruments

Superior utilizes derivative and other financial instruments to manage its exposure to market risks related to interest rates, foreign currency exchange rates and commodity prices. Gains or losses relating to derivatives that are hedges are deferred and recognized in the same period and in the same financial statement category as the gains and losses on the corresponding hedged transactions.

A derivative must be designated and effective to be accounted for as a hedge. For cash flow hedges, effectiveness is achieved if the changes in the cash flows of the derivatives substantially offset the changes in the cash flows of the hedged position and the timing of cash flows is similar. In the event that a derivative does not meet the designation or effectiveness criterion, the gain or loss on the derivative is recognized in income. If a derivative that qualifies as a hedge is settled early, the gain or loss at settlement is deferred and recognized when the gain or loss on the hedged transaction is recognized. Premiums paid or received with respect to derivatives that are hedges are deferred and amortized to income over the term of the hedge.

Interest Rate Hedging

Superior enters into interest-rate swap agreements to alter the interest characteristics of a portion of its outstanding debt from a fixed to floating-rate basis or vice versa. The differential between the amounts paid and received is accrued and recognized as an adjustment to interest expense related to the underlying debt.

Foreign Exchange Hedging

Superior enters into foreign exchange contracts to hedge the effect of exchange rate changes on identifiable foreign currency denominated revenues and expenses in order to mitigate the potential negative impact of foreign exchange rate fluctuations; (See Note 14(iv) for foreign currency commitments). Superior carries U.S. dollar-denominated debt, which acts as a balance sheet hedge against its U.S. denominated net assets.

Superior also utilizes cross-currency swap agreements which are used to hedge the interest-rate risk and foreign currency net balance sheet exposures. Gains or losses on these contracts are accounted for in the same manner as for derivative financial instruments discussed above.

Electrical Hedging

ERCO Worldwide uses fixed cost electrical contracts in electrical markets that are deregulated to help mitigate fluctuations in electricity costs which are the most significant variable production costs (See Note 14(iii)).

Commodity Price Hedging

Propane Retailing Business

Superior Propane offers various fixed price propane sales programs to its customers as a value-added service. Superior Propane resources customer fixed-price volume commitments with a combination of physical inventory and forward-purchase contracts for similar terms, in order to mitigate the potential negative impact of a change in propane commodity pricing.

Natural Gas Retailing Business

SEM offers fixed-price natural gas contracts to its natural gas customers for periods of up to five years. Fixed-price customer volume commitments are resourced with a combination of physical and financial contracts for similar terms, in order to mitigate the potential negative impact of a change in natural gas commodity pricing.

4. Pulp Chemicals Acquisitions

Purchase of Albchem Holdings Ltd. ("Albchem")

On October 1, 2003, ERCO Worldwide acquired Albchem, a pulp chemicals business, for cash consideration of approximately $122.8 million on a debt-free basis. Using the purchase method for acquisitions, Superior consolidated the assets and liabilities from the acquisition and included earnings as of the closing date. Assets acquired and liabilities assumed were recorded at estimated fair values on the date of acquisition. Goodwill was recorded as the purchase price less the acquired assets and assumed liabilities. The allocation of the purchase price may be adjusted if additional information regarding the values of asset and liabilities becomes available.

The consideration paid by Superior has been allocated as follows:

Cash consideration paid	$ 122.1	Capital assets	$ 133.1
Acquisition costs	0.7	Goodwill	17.7
	$ 122.8	Working capital, net	6.2
		Future income taxes	(30.5)
		Other liabilities	(3.7)
			$ 122.8

Purchase of ERCO Worldwide

On December 19, 2002, Superior acquired ERCO Worldwide (formerly known as the Pulp Chemicals Business of Sterling Chemicals, Inc.). for cash consideration of approximately $584.5 million on a debt-free basis. Using the purchase method for acquisitions, Superior consolidated the assets and liabilities from the acquisition and included earnings as of the closing date. Assets acquired and liabilities assumed were recorded at estimated fair values on the date of acquisition. Goodwill was recorded as the difference between the purchase price and the fair values of the acquired assets and assumed liabilities. The purchase price allocation was revised from the original estimate reported at December 31, 2002 by increasing working capital from $29.5 to $30.9 million, and decreasing future taxes payable from $122.1 to $116.9 million. As a result, goodwill was decreased from $83.0 to $76.4 million. The final allocation of consideration paid by Superior is as follows:

Cash consideration paid	$ 577.5
Acquisition costs	7.0
	$ 584.5

Capital assets	$ 548.2
Intangible assets	65.3
Goodwill	76.4
Working capital, net	30.9
Future income taxes	(116.9)
Future employee benefits	(16.4)
Other liabilities	(3.0)
	$ 584.5

5. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally. At December 31, 2003, proceeds of $100.0 million (2002: $68.6 million) had been received. The fair value of the retained interest arising from the sale at December 31, 2003 was $13.9 million (2002: $11.9 million) and was estimated by discounting expected cash flows at prevailing money-market rates. Cash flows related to this sales program were as follows:

	2003	2002
Proceeds, beginning	**$ 68.6**	$ 67.6
Proceeds from the initial addition of ERCO Worldwide receivables	**30.0**	–
Proceeds from collections re-invested in revolving period sales	**1,056.8**	677.9
Remittances of amounts collected on sales	**(1,055.4)**	(676.9)
Proceeds from accounts receivable sales	**$ 100.0**	$ 68.6

6. Inventories

	2003	2002
Propane	**$ 26.8**	$ 24.6
Propane Retailing materials, supplies, appliances and other	**12.9**	14.8
Pulp Chemical finished goods and raw materials	**8.9**	6.5
Pulp Chemical stores, supplies and other	**9.1**	9.1
	$ 57.7	$ 55.0

7. Capital Assets, Intangible Assets and Goodwill

	2003 Cost	**2003** Accumulated Depreciation	**2003** Net Book Value	2002 Cost	2002 Accumulated Depreciation	2002 Net Book Value
Land	**$ 27.1**	**$ –**	**$ 27.1**	$ 30.4	$ –	$ 30.4
Buildings	**99.8**	**13.3**	**86.5**	86.6	11.1	75.5
Pulp Chemicals plant and equipment	**595.3**	**41.3**	**554.0**	480.8	1.3	479.5
Propane Retailing equipment	**399.8**	**285.3**	**114.5**	394.0	261.3	132.7
Capital Assets	**$ 1,122.0**	**$ 339.9**	**$ 782.1**	$ 991.8	$ 273.7	$ 718.1
Pulp Chemicals intangible assets	**54.5**	**5.6**	**48.9**	66.7	0.2	66.5
Deferred finance charges	**2.9**	**0.1**	**2.8**	–	–	–
Intangible Assets	**57.4**	**5.7**	**51.7**	66.7	0.2	66.5
Goodwill	**539.8**	**92.1**	**447.7**	530.2	92.1	438.1
Total capital assets,intangible assets and goodwill	**$ 1,719.2**	**$ 437.7**	**$ 1,281.5**	$ 1,588.7	$ 366.0	$ 1,222.7

8. Revolving Term Bank Credits and Term Loans

	Maturity Dates	Effective Interest Rates (3)	2003	2002
ERCO Worldwide acquisition credit facility			**$ –**	$ 340.0
Revolving term bank credits (1)				
LIBOR Loans (US$50.5 million)	2005 to 2006	Floating LIBOR rate plus applicable credit spread	**$ 65.3**	$ –
Banker's Acceptances	2005 to 2006	Floating BA rate plus applicable credit spread	**45.7**	103.4
			$ 111.0	$ 103.4

	Maturity Dates	Effective Interest Rates [3]	2003	2002
Carried forward from page 46			**$ 111.0**	$ 103.4
Term Loans [2]				
Terms loans subject to floating-interest rates	2013 to 2015	Floating BA rate plus 1.7%	**109.9**	–
Term loans subject to fixed-interest rates (US$75.0 million)	2009 to 2013	6.65%	**96.9**	–
			$ 206.8	$ –
Total revolving term bank credits and term loans			**$ 317.8**	$ 103.4

(1) During 2003, Superior and its wholly-owned subsidiary ERCO Worldwide Holdings Inc., renewed and expanded its secured revolving term bank credit facilities. Superior has revolving term credit capacity of $245.0 million, an increase of $105.0 million from December 31, 2002 levels. These facilities are secured by a general charge over the assets of Superior.

(2) On October 29, 2003, Superior issued Senior Secured Notes (the "Notes") totaling US$160.0 million (CDN $206.8 million at December 31, 2003), secured by a general charge over the assets of Superior. Proceeds were used to complete the repayment of the ERCO Worldwide acquisition credit facility. Repayments of principal begins in 2009. The estimated fair value of the Notes at December 31, 2003 was CDN$205.2 million. In conjunction with the issue of the Notes, Superior swapped US$85 million (CDN$109.9 million at December 31, 2003) of the principal and fixed-rate obligations into a Canadian dollar floating rate obligation. The estimated fair value of this interest-rate swap agreement at December 31, 2003 was a gain of $1.3 million. Superior has also swapped a further US$10 million of principal to a Canadian dollar principal obligation.

(3) The fixed-interest-rate obligation on $100 million of the Fund's Debentures (see Note 12) was swapped into a floating-rate obligation in order to maintain the floating-interest-rate profile of the debt that was repaid from the Debenture proceeds. The estimated fair value of this swap agreement at December 31, 2003 was a gain of $5.9 million (2002: $5.8 million gain).

Repayment requirements of the revolving term bank credits and term loans are as follows:

Current portion	**$ –**
Due in 2005	**37.2**
Due in 2006	**73.8**
Due in 2007	**–**
Due in 2008	**–**
Subsequent to 2008	**206.8**
Total	**$ 317.8**

Interest paid on the ERCO acquisition credit facility, revolving term bank credits and term loans during 2003 amounted to $14.7 million (2002: $2.8 million) comprised of $17.5 million (2002: $5.0 million) related to debt, net of payments received of $2.8 million (2002: $2.2 million) under interest-rate swap agreements.

9. Future Employee Benefits

Superior has defined benefit ("DB") and defined contribution ("DC") pension plans covering most employees. The benefits provided under the DB pension plan are based on the employees' years of service and on the highest average earnings for a specified number of consecutive years. Information about Superior's DB and other post-retirement benefit plans as at December 31, 2003 and 2002 in aggregate, is as follows:

	Propane Pension Benefit Plans [1]		Pulp Chemicals Pension Benefit Plans [2]		Total Other Benefit Plans	
	2003	**2002**	**2003**	**2002**	**2003**	**2002**
Accrued benefit obligation, beginning of year	**$ 51.3**	$ 53.2	**$ 38.9**	$ –	**$ 17.9**	$ 8.4
Obligation assumed on acquisition of ERCO (Note 4)	**–**	–	**–**	$ 38.2	**–**	5.4
Current service cost	**0.5**	0.4	**1.9**	–	**0.2**	–
Past service cost	**–**	–	**1.3**	–	**–**	–
Interest cost	**3.2**	3.3	**2.6**	0.1	**1.2**	0.5
Benefits paid	**(5.5)**	(5.4)	**(0.8)**	–	**(1.0)**	(0.9)
Actuarial loss/(gain)	**3.8**	(0.2)	**0.9**	0.6	**0.6**	4.5
Accrued benefit obligation, end of year	**53.3**	51.3	**44.8**	38.9	**18.9**	17.9
Fair value of plan assets, beginning of year	**67.8**	80.7	**24.8**	–	**–**	–
Plan assets acquired on Pulp Chemicals acquisition	**–**	–	**–**	24.7	**–**	–
Actual return on plan assets	**5.5**	(5.1)	**3.0**	–	**–**	–
Transfers to DC plan	**(2.4)**	(2.4)	**–**	–	**–**	–
Employer contributions	**–**	–	**3.2**	0.1	**0.9**	0.9
Benefits paid	**(5.4)**	(5.4)	**(0.8)**	–	**(0.9)**	(0.9)
Fair value of plan assets, end of year	**65.5**	67.8	**30.2**	24.8	**–**	–
Funded status – plan surplus (deficit)	**12.2**	16.5	**(14.6)**	(14.1)	**(18.9)**	(17.9)
Unamortized net actuarial loss/(gain)	**19.0**	17.9	**(0.3)**	–	**4.8**	4.5
Unamortized past service costs	**–**	–	**1.3**	–	**–**	–
Unamortized transitional asset	**(1.0)**	(1.4)	**–**	–	**–**	–
Accrued net benefit asset [1]	**$ 30.2**	$ 33.0				
Accrued net benefit obligation			**$ (13.6)**	$ (14.1)	**$ (14.1)**	$ (13.4)
Current portion of accrued net benefit obligation recorded in accounts payable and accrued liabilities			**$ 3.3**	$ 3.1	**$ 1.0**	$ 0.9
Long term accrued net benefit obligation (2003: $23.4 million; 2002: $23.5 million)			**$ (10.3)**	$ (11.0)	**$ (13.1)**	$ (12.5)

(1) None of which is recorded on the balance sheet or the income statement.
(2) Acquired December 19, 2002.

The accrued net benefit obligation related to the total other benefit plans of the Propane Retailing and Pulp Chemical businesses in 2003 was $14.1 million (2002: $13.4 million) and an expense of $1.7 million (2002: $0.1 million) which has been recorded in the Consolidated Financial Statements.

Superior's DC pension plans are fully funded by their nature. Accordingly, DC pension plan assets equal the related obligation. The total cost of Superior Propane's DC plan in 2003 was $2.4 million (2002: $2.4 million) and was fully funded and offset by the return earned on the unrecognized DB plan's net benefit asset. The Propane Retailing Business expects to continue to fund its required annual obligation under the DC pension plan over the medium term from returns earned on the DB plan's net benefit asset.

The significant actuarial assumptions adopted in measuring accrued benefit obligations are as follows:

	DB Plans		Other Benefit Plans	
	2003	**2002**	**2003**	**2002**
Discount rate	**6.25%**	6.50%	**6.25%**	6.50%
Expected long-term rate-of-return on plan assets [1]	**7.00%**	7.00%	**–**	–
Rate of compensation increase	**4.25%**	4.50%	**4.25%**	4.50%

(1) Based on market related values.

The weighted average annual assumed health care cost inflation trend used in the calculation of accrued other benefit plan obligations is 10% initially, decreasing gradually to 5% in 2008 and thereafter. A 1% change in the health care trend rate would result in a change to the accrued benefit obligation of $0.6 million and a change to the current service expense of $0.1 million.

The most recent funding valuation dates for Superior's DB plans was January 1, 2003. The next funding valuation dates are scheduled between January 1, 2004 and January 1, 2006.

The fair value of DB plan assets at December 31, 2003 are comprised of the following major investment categories: cash and cash equivalents 4%; bonds 42%; Canadian equities 30%; U.S. equities 14%; foreign equities 10%. None of the plans hold investments in the Fund.

10. Income Taxes of Superior

The provision for income taxes in the consolidated statements of earnings and deficit reflects the consolidation of Superior's income tax (recovery)/expense. The components of the future income tax liability at December 31, 2003 and 2002 are as follows:

	2003	2002
Excess of carrying value of assets over tax values	**$ (174.1)**	$ (165.7)
Income tax asset related to losses carried forward	**34.2**	8.9
Accounting reserves, deductible when paid	**14.7**	13.9
Future income tax liability	**$ (125.2)**	$ (142.9)

Total income taxes are different than the amount computed by applying the combined expected Canadian and provincial tax rates of 36.5% (2002: 39.2%) to income before taxes. The reasons for these differences are as follows:

	2003	2002
Net earnings	**$ 5.1**	$ 68.8
Add back income tax (recovery)/expense of Superior	**(40.4)**	4.4
(Loss)/earnings of the Fund before taxes	**$ (35.3)**	$ 73.2
Canadian statutory rate of income taxes	**36.5%**	39.2%
Computed tax (recovery)/expense	**$ (12.9)**	$ 28.7
Increase/(decrease) in income taxes resulting from:		
Shareholder Note interest expense eliminated on consolidation	**(43.6)**	(25.1)
Expenses of the Fund	**2.1**	0.4
Changes in future federal and provincial income tax rates	**10.7**	–
Federal and provincial capital taxes	**3.2**	0.7
Other items, net	**0.1**	(0.3)
Reported income tax (recovery)/expense	**$ (40.4)**	$ 4.4

Taxes paid during 2003 totalled $3.2 million (2002: $0.7 million) and were comprised solely of federal and provincial capital tax.

11. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Issued Number of Trust Units (millions)	Equity
Unitholders' equity, December 31, 2001	**45.9**	**$ 448.7**
Issue of Debentures (Note 12)	–	240.0
Accretion of Debentures of $0.4 million, net of corresponding charge to deficit (Note 12)	–	–
Conversion of Series 1 Debentures ($30.3 converted @ $16 per unit), and exercise of trust unit options (Note 12)	1.9	–
Contributed surplus of $1.3 million from trust unit incentive plan compensation, net of charge to deficit of $1.1 million (Note 13)	–	0.2
Currency translation adjustment	–	(0.9)
Net earnings	–	68.8
Distributions to Debentureholders	–	(7.7)
Distributions to Unitholders	–	(93.3)
Unitholders' equity, December 31, 2002	**47.8**	**$ 655.8**
Trust units issued as a result of the management internalization transaction and retention arrangements (Note 15(i))	7.0	137.5
Warrants issued as a result of the management internalization transaction (3.5 million warrants exercisable @ $20 per trust unit, until May 8, 2008 (Note 15(i))	–	1.3
Management internalization retention arrangements (Note 15 (i))	0.3	–
Trust units issued to finance the ERCO Worldwide acquisition (Note 4)	4.5	88.9
Trust units issued to finance the Albchem acquisition (Note 4)	4.9	100.2
Accretion of Debentures of $3.7 million, net of corresponding charge to deficit (Note 12)	–	–
Conversion of Debentures – (Series 1 – $44.1 million converted @ $16 per unit; and Series 2 – $41.1 million converted @ $20 per unit) (Note 12)	4.8	–
Exercise of trust unit options (Note 13)	0.1	–
Trust unit incentive plan compensation expense (Note 13)	–	2.5
Currency translation adjustment	–	1.0
Net earnings	–	5.1
Distributions to Debentureholders (Note 12)	–	(22.7)
Distributions to Unitholders	–	(133.4)
Unitholders' equity, December 31, 2003	**69.4**	**836.2**

Unitholders' Capital and Deficit at December 31, 2003 and 2002 consists of the following components:

	2003	2002
Unitholders' capital		
Debentures	**226.2**	308.7
Trust unit equity	**989.1**	576.3
Warrants	**1.3**	–
Contributed surplus	**3.8**	1.3
	1,220.4	886.3
Deficit		
Retained earnings from operations	**185.0**	183.6
Accumulated distributions on Debentures	**(37.3)**	(14.6)
Accumulated distributions on trust unit equity	**(532.0)**	(398.6)
	(384.3)	(229.6)

Retained earnings from operations is comprised of cumulative net earnings, the accretion of Debentures and prior period adjustments for the adoption of changes in accounting policies.

(i) The weighted average number of trust units used in the calculation of basic net earnings per trust unit and distributable cash flow per trust unit was 59.4 million trust units in 2003 (46.9 million in 2002). The number of trust units used in the calculation of diluted net earnings per trust unit and distributable cash flow per trust unit, was calculated using 76.8 million trust units in 2003 (52.8 million in 2002) and reflects the assumed conversion of all outstanding Series 1 (2.8 million trust units) and Series 2 (12.2 million trust units) Debentures, and the exercise of all trust unit options (0.1 million trust units) and warrants (2.3 million trust units).

(ii) *Future Financing: The Fund, at the request of Superior, is obligated to use its commercial best efforts to* raise funds to acquire additional Shareholder Notes and Common Shares of Superior to provide Superior with additional capital.

12. Convertible Debentures

The Fund has issued two series of Debentures denoted as Series 1 and Series 2 as follows:

	Series 1	Series 2	Total
Maturity date	July 31, 2007	November 1, 2008	
Fixed distribution rate	8%	8%	
Conversion price per trust unit	$ 16.00	$ 20.00	
Principal outstanding December 31, 2001	$ 100.0	$ –	$ 100.0
December 17, 2002 issue	–	250.0	250.0
Conversions during 2002	(30.3)	–	(30.3)
Principal outstanding December 31, 2002	69.7	250.0	319.7
Conversions during 2003	(44.1)	(41.1)	(85.2)
Principal outstanding December 31, 2003	**25.6**	**208.9**	**234.5**

	Series 1	Series 2	Total
Carrying value as at December 31, 2003:			
Principal	17.4	119.7	137.1
Distribution payment obligations	7.3	80.8	88.1
Holder's option	0.2	0.8	1.0
	$ 24.9	**$ 201.3**	**$ 226.2**
Quoted market value at December 31, 2003	**$ 40.5**	**$ 261.1**	**$ 301.6**

On December 17, 2002, the Fund issued $250 million, 8% Debentures maturing on November 1, 2008 (the "Series 2 Debentures") for net proceeds after issue costs of $239.5 million. On January 31, 2001 the Fund issued $100 million, 8% Debentures maturing on July 31, 2007 (the "Series 1 Debentures") for net proceeds after issue costs of $96.7 million.

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

The Debentures and related distribution obligation have been classified within Unitholders' capital on the consolidated balance sheet because the Fund may elect to satisfy the Debenture interest and principal obligations by the issuance of trust units. Debenture distributions are charged directly to the deficit.

13. Trust Unit Incentive Plan ("TUIP")

Under the terms of the Fund's TUIP, market growth options may be issued to directors, senior officers and employees of Superior. The number of trust units issued is equal to the growth in value of the options at the time the options are exercised, represented by the market price less the exercise price times the number of options exercised, divided by the current market price of the trust units issued. Under the terms of the TUIP, options granted prior to 2003 were granted for a 4-year term and are exercisable as to one-third immediately and an additional one-third on the first and second anniversary of the date of grant. Options granted during 2003 were granted for a 5-year term and are exercisable as to one-fifth immediately, and an additional one-fifth on each anniversary date of the grant. During 2003, 0.1 million trust units were issued under the TUIP (2002: 0.1 million trust units).

During 2002, the retroactive adoption of the new standard for accounting for stock-based compensation as recommended by the CICA resulted in the recording of $1.1 million to contributed surplus and a corresponding charge to the deficit. Trust unit compensation expense of $2.5 million was charged to contributed surplus in 2003 (2002: $0.2 million). No amounts are owing from employees under the TUIP. The exercise price of the TUIP options equals the market price of trust units on the date of the grant.

A summary of the status of the Fund's TUIP as at December 31, 2003 and 2002 and changes during these years is summarized below:

	2003		2002	
	Options (000s)	Weighted Average Exercise Price	Options (000s)	Weighted Average Exercise Price
Options outstanding at beginning of year	**494**	**$ 16.53**	600	$ 14.76
Granted	**861**	**20.26**	287	18.04
Exercised	**(266)**	**16.11**	(326)	14.67
Forfeited	**(29)**	**18.98**	(67)	16.14
Options outstanding at end of year	**1,060**	**$ 19.60**	494	$ 16.53
Options exercisable at end of year	**326**	**$ 18.66**	253	$ 15.71

The following summarizes information about the trust unit options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	(000s) Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	(000s) Exercisable at December 31, 2003	Weighted Average Exercisable Price
$13.25 – $16.30	**78**	**1.2 years**	**$ 15.34**	**78**	**$ 15.34**
$17.46 – $19.65	**795**	**3.9 years**	**$ 19.39**	**203**	**$ 19.18**
$21.00 – $23.56	**187**	**4.0 years**	**$ 22.27**	**45**	**$ 22.05**

14. Commitments

(i) Lease commitments for premises, rail cars and other equipment for the next five years and thereafter are as follows:

2004	$ 15.3
2005	10.9
2006	7.5
2007	5.5
2008	4.0
2009 and thereafter	5.8

(ii) Fixed-price purchase commitments under long-term natural gas and propane contracts for the next five years and thereafter are provided below. Superior is similarly committed to long-term, fixed-price natural gas and propane sales contracts to supply customers.

	Natural Gas	Propane	Total
2004	$ 116.4	$ 148.6	$ 265.0
2005	47.9	17.8	65.7
2006	22.0	–	22.0
2007	2.4	–	2.4
2008	1.3	–	1.3

(iii) ERCO Worldwide has entered into fixed-price electricity purchase contracts totalling 73 megawatts per hour for a portion of its Alberta power requirements, for up to 13 years at an average cost of $45.38 per megawatt hour. Commitments for the next five years and thereafter are as follows:

2004	$ 29.1
2005	29.0
2006	19.7
2007	17.7
2008	17.7
2009 and thereafter	159.7

(iv) Superior has entered into long-term forward contracts to sell U.S. dollars in order to hedge net U.S. dollar revenues as follows:

	US$	Average Conversion Rate
2004	$ 35.4	1.4081
2005	48.0	1.3951
2006	9.0	1.4553

As of December 31, 2003 the estimated mark-to-market gain on long-term foreign currency forward contracts was $9.5 million.

15. Related Party Transactions and Agreements

(i) Management Internalization Transaction

Pursuant to the Management and Administration agreements (collectively the "Management Agreements") between Superior Capital Management Inc. ("SCMI"), Superior, and the Fund, SCMI provided executive management and other services to Superior and the Fund. The Management Agreements provided for the full recovery of all expenses of SCMI attributable to the management of Superior. There were no payments related to salary and benefit expenses incurred by SCMI for the SCMI Senior Executives in 2003 (2002: $1.0 million).

The Management Agreement had entitled SCMI to earn incentive fees, which were based upon the level of cash flow distributed to the Fund in respect of a calendar year. The incentive fees were payable annually on April 15th of the year following the applicable year. SCMI, as the manager, was entitled to incentive fees in respect of a year when distributions by Superior in respect of that year were within the following target ranges:

	Cash Flow Distributed to the Fund Per Trust Unit	Incentive Fee Entitlement of the Manager
	Less than $1.27	*Nil*
First target	$1.28 to $1.45	15% (1)
Second target	$1.46 to $1.89	25% (1)
Third target	$1.90 and greater	50% (1)

(1) Percentage of incremental cash flow in excess of the cash flow amount calculated under the previous target range.

Distributions with respect to Superior's 2002 operations reached $1.93 per trust unit resulting in management incentive fees of $11.1 million for the year ended December 31, 2002. The Management Agreements were terminated May 8, 2003, effective January 1, 2003, and therefore no incentive fees or administrative fees were payable for the year ended December 31, 2003.

The cost to terminate the Management Agreements was $141.3 million, which has been charged to net earnings. Cash paid to the Manager and Administrator to terminate the contracts was immediately re-invested into trust units and warrants. The following table summarizes the financing of the transaction:

Trust units issued (7.0 million @ $19.65/unit)	$ 137.5
Warrants issued (3.5 million @ $0.36/unit)	1.3
Cash transaction costs	2.5
Total management internalization cost	$ 141.3

Of the 7.0 million trust units issued, 0.9 million trust units received by executive officers of Superior are held in escrow, and will be released over a period of four years. The 3.5 million warrants, exercisable to purchase trust units for five years at a price of $20.00 per trust unit, were valued using an option pricing model. No warrants were exercised during 2003. Future taxes payable have been reduced by $48.8 million as a result of the internalization transaction. Internalization costs have not been included in the calculation of distributable cash flow due to the accretive nature of the Management Internalization transaction (See Note 1).

In addition, non-interest-bearing loans aggregating $6.5 million were advanced to the executive officers and were used to fund the purchase of 0.325 million trust units at $20.00 per trust unit. The loans are to be repaid over a four-year period in the form of annual retention bonuses. The loans receivable have not been recorded as an asset by Superior, but have been recorded within Unitholders' capital, in recognition of the certainty of collection over the next four years.

(ii) Management Trust Unit Purchase Plan Loan Guarantee

A number of senior employees of Superior have obtained guarantees from Superior under the terms of the Management Trust Unit Purchase Plan (the "MTUPP"), whereby participants may acquire trust units of the Fund through open market purchases in pledge accounts established by individual participants with an investment dealer. Participants borrow directly from a chartered bank the entire cash amount required to make the trust unit purchases with Superior guaranteeing up to 66% of the loan amount. As at December 31, 2003, the aggregate quoted market value of trust units owned under the MTUPP was $6.8 million (2002: $9.2 million). The aggregate amount of participant loans from a chartered bank was $4.0 million (2002: $7.3 million), which were supported by guarantees of Superior aggregating $2.7 million (2002: $5.0 million).

16. Business Segments

Superior operates three distinct business segments: the delivery of propane and propane related services and accessories – the Propane Retailing Business; the manufacture and sale of chemicals and related products and services used primarily in the production of bleached pulp – the Pulp Chemicals Business; and the sale of natural gas under fixed-price, fixed-term contracts – the Natural Gas Retailing Business. Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. As a result, in the accompanying tables, the elimination of intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the year ended December 31, 2003	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
REVENUES	**$ 727.1**	**$ 356.3**	**$ 152.2**	**$ (1.3)**	**$ 1,234.3**
Cost of products sold	**436.5**	**183.3**	**144.1**	**(1.3)**	**762.6**
GROSS PROFIT	**290.6**	**173.0**	**8.1**	**–**	**471.7**
EXPENSES					
Operating and administrative	**177.2**	**87.2**	**4.7**	**9.2**	**278.3**
Depreciation of capital assets	**21.4**	**45.2**	**–**	**–**	**66.6**
Amortization of intangible assets	**–**	**6.1**	**–**	**–**	**6.1**
Interest	**–**	**–**	**–**	**14.7**	**14.7**
Management internalization (Note 4)	**–**	**–**	**–**	**141.3**	**141.3**
Income tax (recovery)/expense of Superior	**34.8**	**16.7**	**1.2**	**(93.1)**	**(40.4)**
	233.4	**155.2**	**5.9**	**72.1**	**466.6**
NET EARNINGS/(LOSS)	**57.2**	**17.8**	**2.2**	**(72.1)**	**5.1**
Add: Depreciation and amortization of capital and intangible assets	**21.4**	**51.3**	**–**	**–**	**72.7**
Trust unit incentive plan expense	**–**	**–**	**–**	**2.5**	**2.5**
Management internalization	**–**	**–**	**–**	**141.3**	**141.3**
Less: Maintenance capital expenditures, net	**(3.5)**	**(6.4)**	**–**	**–**	**(9.9)**
Future income tax (recovery)/expense	**33.6**	**14.7**	**1.2**	**(93.1)**	**(43.6)**
Distributions to Debentureholders	**–**	**–**	**–**	**(22.7)**	**(22.7)**
DISTRIBUTABLE CASH FLOW	**$ 108.7**	**$ 77.4**	**$ 3.4**	**$ (44.1)**	**$ 145.4**

For the year ended December 31, 2002	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Corporate	Total Consolidated
REVENUES	$ 619.0	$ 10.5	$ 11.4	$ –	$ 640.9
Cost of products sold	328.8	5.4	10.9	–	345.1
GROSS PROFIT	290.2	5.1	0.5	–	295.8
EXPENSES					
Operating and administrative	173.9	1.8	0.7	3.6	180.0
Depreciation of capital assets	27.2	1.3	–	–	28.5
Amortization of intangible assets	–	0.2	–	–	0.2
Interest	–	–	–	2.8	2.8
Management incentive fee	–	–	–	11.1	11.1
Income tax expense/(recovery) of Superior	3.9	0.6	(0.1)	–	4.4
	205.0	3.9	0.6	17.5	227.0
NET EARNINGS/(LOSS)	85.2	1.2	(0.1)	(17.5)	68.8
Add: Depreciation and amortization of capital and intangible assets	27.2	1.5	–	–	28.7
Trust unit incentive plan recovery	–	–	–	0.2	0.2
Future income tax expense/(recovery)	3.3	0.5	(0.1)	–	3.7
Less: Maintenance capital expenditures, net	(3.0)	(0.1)	–	–	(3.1)
Distributions to Debentureholders	–	–	–	(7.7)	(7.7)
DISTRIBUTABLE CASH FLOW	$ 112.7	$ 3.1	$ (0.2)	$ (25.0)	$ 90.6

	Propane Retailing	Pulp Chemicals	Natural Gas Retailing	Total Consolidated
Total assets as of December 31, 2003	593.0	826.6	16.4	1,436.0
Total assets as of December 31, 2002	614.6	767.9	10.2	1,392.7
Other capital (expenditures)/proceeds, net 2003	0.3	(7.3)	–	(7.0)
Other capital (expenditures)/proceeds, net 2002	5.1	–	(0.5)	4.6

Geographic Information	Canada	United States	Other	Total Consolidated
Revenues for the year ended December 31, 2003	1,053.9	161.2	19.2	1,234.3
Capital assets as of December 31, 2003	701.8	80.3	–	782.1
Total assets as of December 31, 2003	1,343.5	92.5	–	1,436.0
Revenues for the year ended December 31, 2002	635.4	5.5	–	640.9
Capital assets as of December 31, 2002	612.5	105.6	–	718.1
Total assets as of December 31, 2002	1,274.0	118.7	–	1,392.7

17. Comparative Figures

Certain reclassifications of prior year amounts have been made to conform to current year presentations.

CORPORATE INFORMATION

Board of Directors
Superior Plus Inc.

Grant D. Billing
Executive Chairman
Calgary, Alberta

Robert J. Engbloom Q.C. (2)
Calgary, Alberta

Norman R. Gish (1)
Calgary, Alberta

Peter A.W. Green (2)
Campbellville, Ontario

Allan G. Lennox (2)
Calgary, Alberta

James S. A. MacDonald (2)
Toronto, Ontario

Geoffrey N. Mackey
Calgary, Alberta

David P. Smith (1)
Toronto, Ontario

C. Peter Valentine (1)
Calgary, Alberta

(1) Member of Audit Committee
(2) Member of Governance and Human Resources Committee

Officers, Superior Plus Inc.

Grant D. Billing
Executive Chairman

Geoffrey N. Mackey
President and
Chief Executive Officer

W. Mark Schweitzer
Executive Vice President,
Corporate Development
and Chief Financial Officer

Derren J. Newell
Vice President, Finance

Theresia R. Reisch
Manager, Investor Relations and
Corporate Secretary

Divisions of
Superior Plus Inc:

Superior Propane

John W. Cooper
President

David P. Balicki
Vice President, Operations

Terrence N. Gill
Vice President, Human Resources

Kenneth L. Rogers
Vice President, Finance

Gregory D. Stewart
Vice President, Business Services

Address:

1111–49 Avenue N.E.
Calgary, Alberta T2E 8V2
Telephone: (403) 730-7500
Facsimile: (403) 730-7512
Website: www.superiorpropane.com

ERCO Worldwide

Paul S. Timmons
President

Edward J. Bechberger
Vice President,
Sales and Marketing

James A. Betts
Vice President,
Manufacturing and Engineering

John B. Kamler
Vice President,
Business Development

Address:

302 The East Mall, Suite 200
Toronto, Ontario M9B 6C7
Telephone: (416) 239-7111
Facsimile: (416) 239-0235
Website: www.ercoworldwide.com

Superior Energy Management

Gerald M. Haggarty
President

Jeffrey S. Borg
Senior Vice President

Garry B. Flood
Vice President, Marketing

Address:

6860 Century Avenue
East Tower, Suite 2001
Mississauga, Ontario L5N 2W5
Telephone: (905) 542-5471
Facsimile: (905) 542-7715
Website:
www.superiorenergymanagement.com

CORPORATE OFFICE

Suite 3408 Canterra Tower, 400–3 Avenue S.W.,
Calgary, Alberta T2P 4H2
Telephone: (403) 218-2970 Facsimile: (403) 218-2973
Website: www.superiorplus.com

UNITHOLDER INFORMATION

Auditors

Deloitte & Touche LLP
Chartered Accountants
3000 Scotia Centre
700–2 Street S.W.
Calgary, Alberta T2P 0S7

Trustee and Transfer Agent

Computershare Trust
Company of Canada
530–8 Avenue S.W., Suite 710
Calgary, Alberta, T2P 3S8
or: 100 University Avenue, 11th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-888-564-6253
Facsimile: 1-888-453-0330
E-mail inquiries:
careregistryinfo@computershare.com
Website: www.computershare.com

For financial and other information about the Fund, contact:

Theresia R. Reisch
Manager, Investor Relations and
Corporate Secretary
Telephone: (403) 218-2953
Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

To receive an investor's information package or to be added to the contact list for Unitholder information, contact:

Sandra M. Watson
Corporate Administrator
Telephone: (403) 218-2954
Facsimile: (403) 218-2973
E-mail: swatson@superiorplus.com

Annual General Meeting

The Annual Meeting of Unitholders of the Fund will be held in the Strand/Tivoli Room of the Metropolitan Centre
333–4th Avenue S.W.
Calgary, Alberta, on Wednesday,
May 5, 2004 at 2:00 p.m. local time

MARKET CAPITALIZATION: $2.1 BILLION

As At December 31, 2003

SUPERIOR QUALITY AND GROWTH

Listing: TSX Symbol:	SPF.un	SPF.db	SPF.db.a
Security:	Trust Units	8% Convertible Unsecured Subordinated Debentures convertible at $16 per trust unit	8% Convertible Unsecured Subordinated Debentures convertible at $20 per trust unit
Outstanding:	69,384,060	$25,645,000	$208,863,000
Distribution rate: Payable:	$0.185 per month* 15th day of each month	8% coupon January 31 and July 31	8% coupon May 1 and November 1
52-week trading range:	$18.50 – $26.00	$110.00 – $158.00	$101.00 – $126.50

* Increased from $0.175 to $0.185 per trust unit per month effective with the March 2004 distribution. Superior's policy is to pay out substantially all of the cash generated from operations less maintenance capital expenditures by way of regular monthly distributions.

Designed and Produced by Merlin Edge Inc.

Printed in Canada

Superior Plus
Income Fund

Suite 3408 Canterra Tower, 400–3 Avenue S.W.,
Calgary, Alberta T2P 4H2
Telephone: (403) 218-2970 Facsimile: (403) 218-2973
Website: www.superiorplus.com